UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K ARS





(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year June 30, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-19266

Allied Healthcare Products, Inc.

[Exact name of registrant as specified in its charter]

Delaware *(State or other jurisdiction of Incorporation or organization)*	**25-1370721** *(I.R.S. employer identification no.)*
1720 Sublette Avenue **St. Louis, Missouri** *(Address of principal executive offices)*	**63110** *(zip code)*

Registrant's telephone number, including area code
(314) 771-2400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
Preferred Stock
Preferred Stock Purchase Rights
(Title of class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes. ☑ No. ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes. ☑ No. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12 b-2). Yes. ☐ No. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12 b-2). Yes. ☐ No. ☑

As of December 31, 2004, the last business day of the registrant's most recently completed second fiscal quarter; the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $24,591,726.

As of September 28, 2005, there were 7,829,577 shares of common stock, $0.01 par value (the "Common Stock"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement to be dated October 14, 2005 (portion) (Part III)

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AR/S

P.E.
6/30/05
0-19266

October 4, 2005

To our shareholders,

For the fiscal year ending June 30, 2005, Allied reported an increase of net income to $2.3 million, or 29 cents per diluted share, compared to $1.9 million, or 23 cents per diluted share, for FY 2004.

Our reported earnings were, however, heavily and positively impacted by a one-time recognition of deferred tax assets. Without this one time adjustment, which had the effect of reducing our tax expense, income for the year would have been $1.3 million, or 16 cents per diluted share.

The main driver behind our earnings decline (without consideration of the one-time tax adjustment) was a $3 million, or 5% decline, in our sales level from $59.1 million, in FY 2004, to $56.1 million, in FY 2005.

Fortunately, this $3 million decline in our shipping levels does not reflect any overall decline in our markets or market position. It reflects instead an increase in our backlog. Our order levels were essentially flat from FY 2004 to FY 2005. We simply booked orders that did not release for shipment in FY 2005. While the size of the imbalance between orders and shipments in FY 2005 was a bit unusual, such imbalances are fairly normal in our business.

We were able partially to offset the sales decline through continued improvements in our cost structure, part of which involved the elimination of our debt.

As we go forward, we will continue to emphasize improvements in cost structure, an area in which we have enjoyed success in recent years. We are also putting a great deal of effort into increasing our revenue levels through the introduction of new products, and improved marketing and promotion of our existing product lines. To date, we have been unsuccessful in this effort. However, the effort will continue, and we expect to achieve our revenue growth objective as we go forward.

Sincerely,

Earl R. Refsland
President and CEO

John D. Weil
Chairman

FINANCIAL HIGHLIGHTS

	For Years Ended June 30		
	2005	2004	2003
	(Dollars in thousands, except per share data)		
Operating Results			
Net sales	$56,120	$59,103	$60,863
Operating income	2,608	3,695	503
Income (loss) before income taxes	2,442	3,136	(369)
Net income (loss)	2,341	1,875	(158)
Net income (loss) as a % of sales	4.2%	3.2%	(0.3)%
Financial Position			
Working capital	$12,250	$10,992	$ 9,445
Total assets	46,097	47,029	50,303
Total debt	—	3,611	10,021
Stockholders' equity	38,862	36,453	34,567
Current ratio	2.97:1	2.38:1	1.84:1
Debt to equity ratio	—	9.9%	29.0%
Per Share Data			
Net income (loss) — Basic	$ 0.30	$ 0.24	$ (0.02)
Net income (loss) — Diluted	$ 0.29	$ 0.23	$ (0.02)

Executive Officers

Earl R. Refsland
President and Chief Executive Officer

Daniel C. Dunn
Vice President — Finance and Chief Financial Officer

Dennis W. Allen
Vice President — Operations

Eldon P. Rosentrater
Vice President — Administration

Robert L. Ricks
Vice President — Sales and Marketing

Form 10-K

A copy of the annual report on Form 10-K for the year ended June 30, 2005, which was submitted by Allied Healthcare Products, Inc. to the Securities and Exchange Commission, is included with this letter. Additional copies can be obtained by any shareholder of the company, at no charge, upon request in writing to:

Investor Relations
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, Missouri 63110
(314) 771-2400 Fax: (314) 771-0650

ALLIED HEALTHCARE PRODUCTS, INC.

INDEX TO FORM 10-K

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Report, which are not historical facts or information, are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company's operations and properties as discussed in Items 1, 3 and 7 in this Report. The Company cautions that any forward-looking statements contained in this report reflect only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

PART I

Item 1. *Business*

General

Allied Healthcare Products, Inc. ("Allied" or the "Company") manufactures a variety of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including sub-acute care facilities, home health care and emergency medical care. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products. The Company believes that it maintains significant market shares in selected product lines.

The Company's products are marketed under well-recognized and respected brand names to hospitals, hospital equipment dealers, hospital construction contractors, home health care dealers, emergency medical products dealers and others. Allied's product lines include:

Respiratory Care Products

- respiratory care/anesthesia products
- home respiratory care products

Medical Gas Equipment

- medical gas system construction products
- medical gas system regulation devices
- disposable oxygen and specialty gas cylinders
- portable suction equipment

Emergency Medical Products

- respiratory/resuscitation products
- trauma and patient handling products

The Company's principal executive offices are located at 1720 Sublette Avenue, St. Louis, Missouri 63110, and its telephone number is (314) 771-2400.

Markets and Products

In fiscal 2005, respiratory care products, medical gas equipment and emergency medical products represented approximately 27%, 56% and 17%, respectively, of the Company's net sales. In fiscal 2004, respiratory care products, medical gas equipment and emergency medical products represented approximately 26%, 57%, and 17%, respectively, of the Company's net sales. The Company operates in a single industry segment and its principal products are described in the following table:

Product	Description	Principal Brand Names	Primary Users
Respiratory Care Products			
Respiratory Care/AnesthesiaProducts	Large volume compressors; ventilator calibrators; humidifiers and mist tents; and CO_2 absorbent	Timeter	Hospitals and sub-acute facilities
Home Respiratory Care Products	O2 cylinders; pressure regulators; nebulizers; portable large volume compressors; portable suction equipment and disposable respiratory products	Timeter; B&F; Schuco	Patients at home
Medical Gas Equipment			
Construction Products	In-wall medical gas system components; central station pumps and compressors and headwalls	Chemetron; Oxequip	Hospitals and sub-acute facilities
Regulation Devices	Flowmeters; vacuum regulators; pressure regulators and related products	Chemetron; Oxequip; Timeter	Hospitals and sub-acute facilities
Disposable Cylinders	Disposable oxygen and gas cylinders	Lif-O-Gen	First aid providers and specialty gas distributors
Suction Equipment	Portable suction equipment and disposable suction canisters	Gomco; Allied; Schuco	Hospitals, sub-acute facilities and homecare products
Emergency Medical Products			
Respiratory/Resuscitation	Demand resuscitation valves; bag mask resuscitators; emergency transport ventilators, oxygen regulators and SurgeX — surge suppressing post valve	LSP; Omni-Tech	Emergency service providers
Trauma and Patient Handling Products	Spine immobilization products; pneumatic anti-shock garments and trauma burn kits	LSP	Emergency service providers

Respiratory Care Products

Market. Respiratory care products are used in the treatment of acute and chronic respiratory disorders such as asthma, emphysema, bronchitis and pneumonia. Respiratory care products are used in both hospitals and alternate care settings. Sales of respiratory care products are made through distribution channels focusing on hospitals and other sub-acute facilities. Sales of home respiratory care products are made through durable medical equipment dealers through telemarketing, and by contract sales with national chains.

Respiratory Care/Anesthesia Products. The Company manufactures and sells a broad range of products for use in respiratory care and anesthesia delivery. These products include large volume air compressors, calibration equipment, humidifiers, croup tents, equipment dryers and a complete line of respiratory disposable products such as oxygen tubing, facemasks, cannulas and ventilator circuits.

On August 27, 2004, Allied Healthcare Products, Inc. ("Allied") entered into an agreement with Abbott Laboratories ("Abbott") pursuant to which Allied agreed to cease production of its product Baralyme®, and to affect the withdrawal of Baralyme® product held by distributors. The agreement permits Allied to pursue the development of a new carbon dioxide absorbent product. Baralyme®, a carbon dioxide absorbent product, has been used safely and effectively in connection with inhalation anesthetics since its introduction in the

1920s. In recent years, the number of inhalation anesthetics has increased, giving rise to concerns regarding the use of Baralyme® in conjunction with these newer inhalation anesthetics if Baralyme® has been allowed, contrary to recommended practice, to become desiccated. The agreement also provides that, for a period of eight years, Allied will not manufacture, distribute, promote, market, sell, commercialize or donate any Baralyme® product or similar product based upon potassium hydroxide and will not develop or license any new carbon dioxide absorbent product containing potassium hydroxide. More detailed information concerning this agreement is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Home Respiratory Care Products. Home respiratory care products represent one of Allied's potential growth areas. Allied's broad line of home respiratory care products include aluminum oxygen cylinders, oxygen regulators, pneumatic nebulizers, portable suction equipment and the full line of respiratory disposable products.

Medical Gas Equipment

Market. The market for medical gas equipment consists of hospitals, alternate care settings and surgery centers. The medical gas equipment group is broken down into three separate categories: construction products, regulation devices and suction equipment, and disposable cylinders.

Construction Products. Allied's medical gas system construction products consist of in-wall medical system components, central station pumps and compressors, and headwalls. These products are typically installed during construction or renovation of a health care facility and are built in as an integral part of the facility's physical plant. Typically, the contractor for the facility's construction or renovation purchases medical gas system components from manufacturers and ensures that the design specifications of the health care facility are met.

Allied's in-wall components, including outlets, manifolds, alarms, ceiling columns and zone valves, serve a fundamental role in medical gas delivery systems.

Central station pumps and compressors are individually engineered systems consisting of compressors, reservoirs, valves and controls designed to drive a hospital's medical gas and suction systems. Each system is designed specifically for a given hospital or facility, which purchases pumps and compressors from suppliers. The Company's sales of pumps and compressors are driven, in large part, by its share of the in-wall components market.

The Company's construction products are sold primarily to hospitals, alternate care settings and hospital construction contractors. The Company believes that it holds a major share of the U.S. market for its construction products, that these products are installed in more than three thousand hospitals in the United States and that its installed base of equipment in this market will continue to generate follow-on sales. The Company believes that most hospitals and sub-acute care facility construction spending is for expansion or renovation of existing facilities. Many hospital systems and individual hospitals undertake major renovations to upgrade their operations to improve the quality of care they provide, reduce costs and attract patients and personnel.

Regulation Devices and Suction Equipment. The Company's medical gas system regulation products include flowmeters, vacuum regulators and pressure regulators, as well as related adapters, fittings and hoses which measure, regulate, monitor and help transfer medical gases from walled piping or equipment to patients in hospital rooms, operating theaters or intensive care areas. The Company's leadership position in the in-wall components market provides a competitive advantage in marketing medical gas system regulation devices that are compatible with those components.

Portable suction equipment is typically used when in-wall suction is not available or when medical protocol specifically requires portable suction. The Company also manufactures disposable suction canisters, which are clear containers used to collect the fluids suctioned by in-wall or portable suction systems. The containers have volume calibrations, which allow the medical practitioner to measure the volume of fluids suctioned.

The market for regulation devices and suction equipment includes hospital and sub-acute care facilities. Sales of these products are made through the same distribution channel as our respiratory care products. The Company believes that it holds a significant share of the U.S. market in both regulation devices and suction equipment.

Disposable Cylinders. Disposable oxygen cylinders are designed to provide oxygen for short periods of time in emergency situations. Since they are not subjected to the same pressurization as standard containers, they are much lighter and less expensive than standard gas cylinders. The Company markets filled disposable oxygen cylinders through industrial safety distributors and similar customers, principally to first aid providers, restaurants, industrial plants and other customers that require oxygen for infrequent emergencies.

Emergency Medical Products

Market. Emergency medical products are used in the treatment of trauma-induced injuries. The Company's emergency medical products provide patient resuscitation or ventilation during cardiopulmonary resuscitation or respiratory distress as well as immobilization and treatment for burns. The Company has seen growth in the trauma care venue for health care services, as the trend continues toward providing health care outside the traditional hospital setting. The Company also expects that other countries will develop trauma care systems in the future, although no assurance can be given that such systems will develop or that they will have a favorable impact on the Company. Sales of emergency medical products are made through specialized emergency medical products distributors to ambulance companies, fire departments and emergency medical systems volunteer organizations.

The emergency medical products are broken down into two categories: respiratory/resuscitator products and trauma patient handling products.

Respiratory/Resuscitation Products. The Company's respiratory/resuscitation products include demand resuscitation valves, portable resuscitation systems, bag masks and related products, emergency transport ventilators, precision oxygen regulators, minilators, multilators and humidifiers.

Demand resuscitation valves are designed to provide 100% oxygen to breathing or non-breathing patients. In an emergency situation, they can be used with a mask or tracheotomy tubes and operate from a standard regulated oxygen system. The Company's portable resuscitation systems provide fast, simple and effective means of ventilating a non-breathing patient during cardiopulmonary resuscitation and 100% oxygen to breathing patients on demand with minimal inspiratory effort. The Company also markets a full line of disposable and reusable bag mask resuscitators, which are available in a variety of adult and child-size configurations. Disposable mouth-to-mask resuscitation systems have the added advantage of reducing the risk of transmission of communicable diseases.

The Company's autovent transport ventilator can meet a variety of needs in different applications ranging from typical emergency medical situations to more sophisticated air and ground transport. Each autovent is accompanied by a patient valve, which provides effective ventilation during cardiopulmonary resuscitation or respiratory distress. When administration of oxygen is required at the scene of a disaster, in military field hospitals or in a multiple-victim incident, Allied's minilators and multilators are capable of providing oxygen to one or a large number of patients.

To complement the family of respiratory/resuscitation products, the Company offers a full line of oxygen product accessories. This line of accessory products includes reusable aspirators, tru-fit masks, disposable cuffed masks and related accessories.

Trauma and Patient Handling Products. The Company's trauma and patient handling products include spine immobilization products, pneumatic anti-shock garments and trauma burn kits. Spine immobilization products include a backboard that is designed for safe immobilization of injury victims and provides a durable and cost effective means of emergency patient transportation and extrication. The infant/pediatric immobilization board is durable and scaled for children. The half back extractor/rescue vest is useful for both suspected cervical/spinal injuries and for mountain and air rescues. The Company's pneumatic anti-shock garments are used to treat victims experiencing hypovolemic shock. Allied's trauma burn kits contain a comprehensive line of products for the treatment of trauma and burns.

Sales and Marketing

Allied sells its products primarily to respiratory care/anesthesia product distributors, hospital construction contractors, emergency medical equipment dealers and directly to hospitals. The Company maintains a sales force of 33 sales professionals, all of whom are full-time employees of the Company.

The sales force includes 24 medical gas specialists, 3 emergency specialists and 6 international sales representatives. Three product managers are responsible for the marketing activities of our product lines.

The 24 medical gas specialists are responsible for sales of all Allied products with the exception of emergency products within their territory. Sales of products are accomplished through respiratory care/anesthesia distributors for the regulation devices, suction equipment, respiratory care/anesthesia products and disposable cylinders. The homecare products are sold primarily through our own in house telemarketing. Construction products are sold direct to hospital construction contractors and through distributors.

Emergency medical specialists are responsible for sales of respiratory/resuscitation products, trauma and patient handling products. These products are principally sold to ambulance companies, fire departments and emergency medical systems volunteer organizations through specialized emergency medical products distributors.

Allied's international business represents a potential growth area that the Company has been pursuing. Allied's net sales to foreign markets totaled 17% of the Company's net sales in fiscal 2005, 17% of the Company's net sales in fiscal 2004, and 17% of the Company's net sales in fiscal 2003. International sales are made through a network of dealers, agents and U.S. exporters who distribute the Company's products throughout the world. Allied has market presence in Canada, Mexico, Central and South America, Europe, the Middle East and the Far East.

Manufacturing

Allied's manufacturing processes include fabrication, electro-mechanical assembly operations and plastics manufacturing. A significant part of Allied's manufacturing operations involves electro-mechanical assembly of proprietary products and the Company is vertically integrated in most elements of metal machining and fabrication. Most of Allied's hourly employees are involved in machining, metal fabrication, plastics manufacturing and product assembly.

Allied manufactures small metal components from bar stock in a machine shop, which includes automatic screw machines, horizontal lathes and drill presses and computer controlled machining centers. The Company makes larger metal components from sheet metal using computerized punch presses, brake presses and shears. In its plastics manufacturing processes, the Company utilizes both extrusion and injection molding. The Company believes that its production facilities and equipment are in good condition and sufficient to meet planned increases in volume over the next few years and that the conditions in local labor markets should permit the implementation of additional shifts and days operated.

Research and Development

Allied's research and development group is responsible for the development of new products. This group is staffed with mechanical and electrical engineers.

During fiscal year 2005 the research and development group completed the design and released to manufacturing a new line of LSP regulators. These regulators are used by EMS personnel.

The research and development group has also completed the design of a new hospital alarm system and gas manifold. These products will be released for sale in the 1st quarter of fiscal year 2006.

As part of the agreement relating to the withdrawal of the Baralyme® product, Abbott has agreed to pay to Allied up to $2,150,000 in product development costs to pursue development of a new carbon dioxide absorption product for use in connection with inhalation anesthetics that does not contain potassium hydroxide and does not produce a significant exothermic reaction with currently available inhalation agents. It is Allied's intention to pursue development of a new carbon dioxide absorption product. As of June 30, 2005 the Company had spent $22,000 to pursue development of a new carbon dioxide absorbent. It is the Company's expectation that this amount will be reimbursed by Abbott. More detailed information concerning this agreement is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Government Regulation

The Company's products and its manufacturing activities are subject to extensive and rigorous government regulation by federal and state authorities in the United States and other countries. In the United States, medical devices for human use are subject to comprehensive review by the United States Food and Drug Administration (the "FDA"). The Federal Food, Drug, and Cosmetic Act ("FDC Act"), and other federal statutes and regulations, govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in warning letters, fines, recall or seizure of products, injunction, refusal to permit products to be imported into or exported out of the United States, refusal of the government to clear or approve marketing applications or to allow the Company to enter into government supply contracts, or withdrawal of previously approved marketing applications and criminal prosecution.

The Company is required to file a premarket notification in the form of a premarket approval ("PMA") with the FDA before it begins marketing a new medical device that offers new technology that is currently not on the market. The Company also must file a premarket notification in the form of a 510(k) with the FDA before it begins marketing a new medical device that utilizes existing technology for devices that are currently on the market. The 510(k) submission process is also required when the Company makes a change or modifies an existing device in a manner that could significantly affect the device's safety or effectiveness.

Compliance with the regulatory approval process in order to market a new or modified medical device can be uncertain, lengthy and, in some cases, expensive. There can be no assurance that necessary regulatory approvals will be obtained on a timely basis, or at all. Delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company manufactures and distributes a broad spectrum of respiratory therapy equipment, emergency medical equipment and medical gas equipment. To date, all of the Company's FDA clearances have been obtained through the 510(k) clearance process. These determinations are very fact specific and the FDA has stated that, initially, the manufacturer is best qualified to make these determinations, which should be based on adequate supporting data and documentation. The FDA however, may disagree with a manufacturer's determination not to file a 510(k) and require the submission of a new 510(k) notification for the changed or modified device. Where the FDA believes that the change or modification raises significant new questions of safety or effectiveness, the agency may require a manufacturer to cease distribution of the device pending clearance of a new 510(k) notification. Certain of the Company's medical devices have been changed or modified subsequent to 510(k) marketing clearance of the original device by the FDA. Certain of the Company's medical devices, which were first marketed prior to May 28, 1976, and therefore, grandfathered and exempt from the 510(k) notification process, also have been subsequently changed or modified. The Company believes that these changes or modifications do not significantly affect the devices' safety or effectiveness, or make a major change or modification in the devices' intended uses and, accordingly, submission of new 510(k) notification to the FDA is not required. There can be no assurance, however, that the FDA would agree with the Company's determinations.

In addition, commercial distribution in certain foreign countries is subject to additional regulatory requirements and receipt of approvals that vary widely from country to country. The Company believes it is in compliance with regulatory requirements of the countries in which it sells its products.

The Medical Device Reporting regulation requires that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. The Medical Device Tracking regulation requires the Company to adopt a method of device tracking of certain devices, such as ventilators, which are life-supporting or life-sustaining devices used outside of a device user facility, some of which are permanently implantable devices. The regulation requires that the method adopted by the Company will ensure that the tracked device can be traced from the device manufacturer to the person for whom the device is indicated (i.e., the patient). In addition, the FDA prohibits a company from promoting an approved device for unapproved applications and reviews a company's labeling for accuracy. Labeling and promotional activities also are in certain instances, subject to scrutiny by the Federal Trade Commission.

The Company's medical device manufacturing facilities are registered with the FDA, and have received ISO 9001 Certification for the St. Louis facility and certification per the Medical Device Directive (MDD — European) for certain products in 1998. As such, the Company will be audited by the FDA, ISO, and European auditors for compliance with the Good Manufacturing Practices ("GMP"), the ISO and MDD regulations for medical devices. These regulations require the Company to manufacture its products and maintain its products and documentation in a prescribed manner with respect to design, manufacturing, testing and control activities. The Company also is subject to the registration and inspection requirements of state regulatory agencies.

There can be no assurance that any required FDA or other governmental approval will be granted, or, if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of the Company's proposed products and cause the Company to undertake costly procedures. In addition, the extent of potentially adverse government regulation that might arise from future administrative action or legislation cannot be predicted. Any failure to obtain, or delay in obtaining, such approvals could adversely affect the Company's ability to market its proposed products.

Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Medical products shipped to the European Community require CE certification. The letters 'CE' are an abbreviation of Conformité Européenne, French for European conformity. Whether or not FDA approval has been obtained, approval of a device by a comparable regulatory authority of a foreign country generally must be obtained prior to the commencement of marketing in those countries. The time required to obtain such approvals may be longer or shorter than that required for FDA approval. In addition, FDA approval may be required under certain circumstances to export certain medical devices.

The Company has also received ISO 13485 Certification for medical device manufacturers in 2002.

The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protections, fire hazard control and disposal of hazardous or potentially hazardous substances.

Third Party Reimbursement

The cost of a majority of medical care in the United States is funded by the U.S. Government through the Medicare and Medicaid programs and by private insurance programs, such as corporate health insurance plans. Although the Company does not receive payments for its products directly from these programs, home respiratory care providers and durable medical equipment suppliers, who are the primary customers for several of the Company's products, depend heavily on payments from Medicare, Medicaid and private insurers as a major source of revenues. In addition, sales of certain of the Company's products are affected by the extent of hospital and health care facility construction and renovation at any given time. The federal government indirectly funds a significant percentage of such construction and renovation costs through Medicare and Medicaid reimbursements. In recent years, governmentally imposed limits on reimbursement to hospitals and other health care providers have impacted spending for services, consumables and capital goods. A material decrease from current reimbursement levels or a material change in the method or basis of reimbursing health care providers is likely to adversely affect future sales of the Company's products.

Patents, Trademarks and Proprietary Technology

The company owns and maintains patents on several products it believes is useful to the business and provides the company with an advantage over its competitors. During fiscal 2005 the company was granted additional US and international patents on the SurgeX post valve. The company continues to pursue patents on the XTRA backboard, Construction alarm and several other products under development.

The Company owns and maintains U.S. trademark registrations for Chemetron, Gomco, Oxequip, Lif-O-Gen, Life Support Products, Timeter, Vacutron and Schuco, its principal trademarks. Registrations for these trademarks are also owned and maintained in countries where such products are sold and such registrations are considered necessary to preserve the Company's proprietary rights therein.

Competition

The Company has different competitors within each of its product lines. Many of the Company's principal competitors are larger than Allied and the Company believes that most of these competitors have greater financial and other resources. The Company competes primarily on the basis of price, quality and service. The Company believes that it is well positioned with respect to product cost, brand recognition, product reliability, and customer service to compete effectively in each of its markets.

Employees

At June 30, 2005, the Company had approximately 412 full-time employees. Approximately 274 employees in the Company's principal manufacturing facility located in St. Louis, Missouri, are covered by a collective bargaining agreement that will expire on May 31, 2006.

On August 27, 2004, Allied entered into an agreement with Abbott Laboratories ("Abbott") pursuant to which Allied agreed to cease production of its product Baralyme®, and to affect the withdrawal of Baralyme® product held by distributors. The agreement permits Allied to pursue the development of a new carbon dioxide absorbent product. Baralyme®, a carbon dioxide absorbent product, has been used safely and effectively in connection with inhalation anesthetics since its introduction in the 1920s. In recent years, the number of inhalation anesthetics has increased, giving rise to concerns regarding the use of Baralyme® in conjunction with these newer inhalation anesthetics if Baralyme® has been allowed, contrary to recommended practice, to become desiccated. The agreement also provides that, for a period of eight years, Allied will not manufacture, distribute, promote, market, sell, commercialize or donate any Baralyme® product or similar product based upon potassium hydroxide and will not develop or license any new carbon dioxide absorbent product containing potassium hydroxide. More detailed information concerning this agreement is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

On September 9, 2004 Allied entered into a Closedown Agreement with the International Chemical Union representing the employees at the Stuyvesant Falls, New York facility. The Company had advised the Union that the plant will be closed and all bargaining unit employees related to such operation would be permanently laid off, no later than October 15, 2004. The collective bargaining agreement expired and was terminated as of the closing date. The Company paid severance to those 12 bargaining unit employees on the active payroll as of August 27, 2004.

Environmental and Safety Regulation

The Company is subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. The Company is also subject to the federal Occupational Safety and Health Act and similar state statutes. From time to time the Company has been involved in environmental proceedings involving clean up of hazardous waste. There are no such material proceedings currently pending. Costs of compliance with environmental, health and safety requirements have not been material to the Company. The Company believes it is in material compliance with all applicable environmental laws and regulations.

Item 2. *Properties*

The Company's headquarters are located in St. Louis, Missouri and the Company maintains manufacturing facilities in Missouri and New York. Set forth below is certain information with respect to the Company's manufacturing facilities at June 30, 2005.

Location	Square Footage (Approximate)	Owned/ Leased	Activities/Products
St. Louis, Missouri	270,000	Owned	Headquarters; medical gas equipment; respiratory care products; emergency medical products
Stuyvesant Falls, New York	30,000	Owned	CO_2 absorbent

In addition, the Company owns a 16.8-acre parcel of undeveloped land in Stuyvesant Falls, New York.

Item 3. *Legal Proceedings*

Product liability lawsuits are filed against the Company from time to time for various injuries alleged to have resulted from defects in the manufacture and/or design of the Company's products. Several such proceedings are currently pending, which are not expected to have a material adverse effect on the Company. The Company maintains comprehensive general liability insurance coverage which it believes to be adequate for the continued operation of its business, including coverage of product liability claims.

In addition, from time to time the Company's products may be subject to product recalls in order to correct design or manufacturing flaws in such products. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

Item 4. *Submission of Matters to a Vote of Security Holders*

None

PART II

Item 5. ***Market For Registrant's Common Stock and Related Stockholder Matters***

Allied Healthcare Products, Inc. trades on the NASDAQ National market under the symbol AHPI. As of September 1, 2005, there were 201 record owners of the Company's Common Stock. The following tables summarize information with respect to the high and low closing prices for the Company's Common Stock as listed on the NASDAQ National market for each quarter of fiscal 2005 and 2004, respectively. The Company currently does not pay any dividend on its Common Stock.

Common Stock Information

2005	High	Low
September quarter	$7.00	$4.51
December quarter	$8.24	$5.83
March quarter	$6.46	$5.50
June quarter	$8.15	$4.86

2004	High	Low
September quarter	$4.00	$2.90
December quarter	$4.20	$3.00
March quarter	$5.88	$3.50
June quarter	$6.93	$4.62

Item 6. ***Selected Consolidated Financial Data***

	Year ended June 30,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Statement of Operations Data					
Net sales	$56,120	$59,103	$60,863	$ 60,415	$64,928
Cost of sales	41,669	42,748	46,809	49,999	48,265
Gross profit	14,451	16,355	14,054	10,416	16,663
Selling, general and administrative expenses(4)	11,843	12,660	13,551	12,786	14,573
Provision for product recall	—	—	—	(40)	80
Impairment of goodwill(1)	—	—	—	9,600	—
Income (loss) from operations	2,608	3,695	503	(11,930)	2,010
Interest expense	123	550	831	1,054	1,530
Other, net	43	8	41	41	74
Income (loss) before provision (benefit) for income taxes	2,442	3,136	(369)	(13,025)	406
Provision (benefit) for income taxes(2)	101	1,261	(211)	(1,294)	172
Net income (loss)	$ 2,341	$ 1,875	$ (158)	$(11,731)	$ 234
Basic earnings (loss) per share	$ 0.30	$ 0.24	$ (0.02)	$ (1.50)	$ 0.03
Diluted earnings (loss) per share	$ 0.29	$ 0.23	$ (0.02)	$ (1.50)	$ 0.03
Basic weighted average common shares outstanding	7,822	7,816	7,814	7,809	7,807
Diluted weighted average common shares outstanding	8,081	7,985	7,814	7,809	8,126

	June 30,				
	2005	2004	2003	2002	2001
	(In thousands)				
Consolidated Balance Sheet Data					
Working capital	$12,250	$10,992	$ 9,445	$ 9,371	$20,682
Total assets	46,097	47,029	50,303	53,024	65,933
Short-term debt(3)	—	1,245	5,409	7,985	1,169
Long-term debt (net of current portion)(3)	—	2,366	4,612	4,135	11,019
Stockholders' equity	38,862	36,453	34,567	34,725	46,440

(1) Impairment loss on goodwill. See Note 2 to the June 30, 2005 Consolidated Financial Statements for further discussion of goodwill. The Company recorded a goodwill impairment charge of $9.6 million in the fourth quarter of 2002.

(2) See Note 5 to the June 30, 2005 Consolidated Financial Statements for further discussion of the Company's effective tax rate.

(3) See Note 3 to the June 30, 2005 Consolidated Financial Statements for further discussion.

(4) During fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Prior to the adoption of this standard, goodwill amortization of $815 was recorded in 2001, which is included above in selling, general and administrative expenses.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Certain statements contained herein are forward-looking statements. Actual results could differ materially from those anticipated as a result of various factors, including cyclical and other industry downturns, the effects of federal and state legislation on health care reform, including Medicare and Medicaid financing, the inability to realize the full benefit of recent capital expenditures or consolidation and rationalization activities, difficulties or delays in the introduction of new products or disruptions in selling, manufacturing and/or shipping efforts.

The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of the Company for the three fiscal years ended June 30, 2005. This discussion should be read in conjunction with the consolidated financial statements, notes to the consolidated financial statements and selected consolidated financial data included elsewhere herein.

Critical Accounting Policies

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates estimates and judgments on an ongoing basis, including those related to bad debts, inventory valuations, property, plant and equipment, intangible assets, income taxes, and contingencies and litigation. Estimates and judgments are based on historical experience and on various other factors that may be reasonable under the circumstances. Actual results may differ from these estimates. The following areas are considered to be the Company's most significant accounting policies:

Revenue recognition:

Revenue is recognized for all sales, including sales to agents and distributors, at the time products are shipped and title has transferred, provided that a purchase order has been received or a contract executed, there are not uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is reasonably assured. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses. Additionally, it is the Company's practice to include revenues generated from freight billed to customers in net sales with corresponding freight expense included in cost of sales in the consolidated statement of operations.

The sales price is fixed by Allied's acceptance of the buyer's firm purchase order. The sales price is not contingent, or subject to additional discounts. Allied's standard shipment terms are "F.O.B. shipping point" as stated in Allied's Terms and Conditions of Sale. The customer is responsible for obtaining insurance for and bears the risk of loss for product in-transit. Additionally, sales to customers do not include the right to return merchandise without the prior consent of Allied. In those cases where returns are accepted, product must be current and restocking fees must be paid by the respective customer. A provision has been made for estimated sales returns and allowances. These estimates are based on historical analysis of credit memo data and returns.

Allied does not provide installation services for its products. Most products shipped are ready for immediate use by the customer. The Company's in-wall medical system components, central station pumps and compressors, and headwalls do require installation by the customer. These products are typically purchased by a third-party contractor who is ultimately responsible for installation services. Accordingly, the customer purchase order or contract does not require customer acceptance of the installation prior to completion of the sale transaction and revenue recognition. Allied's standard payment terms are net 30 days from the date of shipment, and payment is specifically not subject to customer inspection of acceptance, as stated in Allied's Terms and Conditions of Sale. The buyer becomes obligated to pay Allied at the time of shipment. Allied requires credit applications from its customers and performs credit reviews to determine the creditworthiness of new customers. Allied requires letters of credit, where warranted, for international transactions. Allied also protects its legal rights under mechanics lien laws when selling to contractors.

Allied does offer limited warranties on its products. The standard warranty period is one year; however, most claims occur within the first six months. The related liability resulting from these transactions is not significant. The Company's cost of providing warranty service for its products for the year ended June 30, 2005 and June 30, 2004 was $53,718 and $82,809, respectively.

Inventory reserve for obsolete and excess inventory:

Inventory is recorded net of a reserve for obsolete and excess inventory which is determined based on an analysis of inventory items with no usage in the preceding year and for inventory items for which there is greater than two years' usage on hand. This analysis considers those identified inventory items to determine, in management's best estimate, if parts can be used beyond one year, if there are alternate uses or at what values such parts may be disposed for. During the fiscal year ended June 30, 2002, the Company implemented this detailed analysis of inventory in conjunction with its long-term product planning process. This review indicated that the Company had experienced a significant decrease in sales during the years prior to fiscal 2002. Sales decreased from approximately $74.7 million for the fiscal year ended June 30, 1999 to $60.4 million for the fiscal year ended June 30, 2002. This decrease in sales reflected loss of market share, the effect of product lifecycles, and changes in product mix. In addition, changes were also made in the manufacturing processes of many of the Company's products to lower cost as the Company made changes to return to profitability. As a result, a large number of component parts were deemed to be obsolete, resulting in a $3.2 million charge to increase the Company's reserve for obsolete and excess inventory. Of the inventory that has been identified as excess and obsolete, most has been disposed. Only a small percentage has been sold. These sales have no impact on gross margins. At June 30, 2005 and 2004, inventory is recorded net of a reserve for obsolete and excess inventory of $1.3 million and $1.7 million, respectively.

Income taxes:

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax provision is determined using the liability method, whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See the discussion on page 20 regarding the reversal of the deferred tax asset valuation allowance in the fourth quarter of fiscal 2005.

Accounts receivable net of allowances:

Accounts receivable are recorded net of an allowance for doubtful accounts, which is determined based on an analysis of past due accounts including accounts placed with collection agencies, and an allowance for returns and credits, which is based on historical analysis of credit memo data and returns. At June 30, 2005 and 2004, accounts receivable is recorded net of allowances of $0.6 million.

Goodwill:

At June 30, 2005 and 2004, the Company has goodwill of $15,979,830, resulting from the excess of the purchase price over the fair value of net assets acquired in business combinations. During fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS No. 142, the Company ceased amortizing goodwill on July 1, 2001. During the first half of fiscal 2002, the Company performed the transitional impairment analysis of its goodwill as of the implementation date, following which the Company concluded that there was no impairment of goodwill at July 1, 2001. The Company completed the required initial annual impairment review of its goodwill at June 30, 2002, which due to declining sales and profitability, resulted in a goodwill impairment loss of $9,600,000.

The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. The annual impairment test did not indicate a further impairment of goodwill at June 30, 2005 or June 30, 2004.

Allied operates as one reporting unit and prepares its annual goodwill impairment test in that manner. None of our product lines constitute a business, as that term is defined in EITF 98-3. Most of our products are produced in one facility, and we do not produce separate financial statements for any part of our business. The goodwill impairment test is performed at June 30th of each year.

The results of these annual impairment reviews are highly dependent on management's projection of future results of the Company and there can be no assurance that at the time such future reviews are completed a material impairment charge will not be recorded.

Significant Factors Affecting Past and Future Operating Results

On August 27, 2004, Allied Healthcare Products, Inc. ("Allied") entered into an agreement with Abbott Laboratories ("Abbott") pursuant to which Allied agreed to cease production of its product Baralyme®, and to affect the withdrawal of Baralyme® product held by distributors. The agreement permits Allied to pursue the development of a new carbon dioxide absorbent product. Baralyme®, a carbon dioxide absorbent product, has been used safely and effectively in connection with inhalation anesthetics since its introduction in the 1920s. In recent years, the number of inhalation anesthetics has increased, giving rise to concerns regarding the use of Baralyme® in conjunction with these newer inhalation anesthetics if Baralyme® has been allowed, contrary to recommended practice, to become desiccated. The agreement also provides that, for a period of eight years, Allied will not manufacture, distribute, promote, market, sell, commercialize or donate any Baralyme® product or similar product based upon potassium hydroxide and will not develop or license any new carbon dioxide absorbent product containing potassium hydroxide.

In consideration of the foregoing, Abbott agreed to pay Allied an aggregate of $5,250,000 of which $1,530,000 was paid on September 30, 2004 and the remainder payable in four equal annual installments of $930,000 due on July 1, 2005 through July 1, 2008. Allied has agreed with Abbott that in the event that it receives approval from the U.S. Food & Drug Administration for the commercial sale of a new carbon dioxide absorbent product not based upon potassium hydroxide prior to January 1, 2008, that Abbott will be relieved of any obligation to fund the $930,000 installment due July 1, 2008.

The initial payment of $1,530,000 from Abbott was received on September 30, 2004. The agreement required Abbott to pay Allied $600,000 for reimbursement of Allied's cost incurred in connection with withdrawal of Baralyme® from the market, the disposal of such product, and severance payments payable as a result of such withdrawal. This payment by Abbott of $600,000 has been included in net sales during the year ended June 30, 2005, in accordance with the FASB's EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The Company is the primary obligor in the arrangement. It has sole authority to determine the method of withdrawal of Baralyme® and discretion in such matters as employee layoffs, disposal methods, and customer communications regarding the sale of replacement products. The costs of executing the withdrawal are the sole responsibility of the Company.

The remaining $4,650,000 of the payments to be received from Abbott, including the $930,000 received on September 30, 2004, and $930,000 received on June 13, 2005, will be recognized into income, as net sales, over the eight-year term of the agreement. Allied has no further obligations under this agreement which would require the Company to repay these amounts or otherwise impact this accounting treatment. During the year ended June 30, 2005 $387,500 was recognized into income as net sales.

A reconciliation of deferred revenue resulting from the agreement with Abbott, with the amounts received under the agreement, and amounts recognized as net sales is as follows:

	Twelve Months ended June 30,	
	2005	2004
Beginning balance	$ —	$—
Payment Received from Abbott Laboratories	2,460,000	—
Revenue recognized as net sales	(987,500)	—
	1,472,500	—
Less — Current portion of deferred revenue	(465,000)	—
	$1,007,500	$—

As a result of the agreement with Abbott, Allied has suspended manufacturing operations at its Stuyvesant Falls, New York facility. Costs associated with the withdrawal and suspension of operations at that location, including severance and benefit payments due union employees, have been and will be recorded in accordance with SFAS 146, "Accounting for the Costs Associated with Exit or Disposal Activities".

On September 9, 2004 Allied entered into a Closedown Agreement with the International Chemical Union representing the employees at the Stuyvesant Falls, New York facility. The Company had advised the Union that the plant will be closed and all bargaining unit employees related to such operation would be permanently laid off, no later than October 15, 2004. The collective bargaining agreement expired and was terminated as of the closing date. The Company paid severance to those 12 bargaining unit employees on the active payroll as of August 27, 2004.

During the first quarter of fiscal 2005, the Company recorded a charge to cost of sales of $600,000. This charge included $216,000 for severance payments and fringe benefits for the 12 bargaining unit employees. The charge included $200,000 for the value of Baralyme® inventory in stock and the time of the withdrawal, and associated disposal cost. The charge also included $184,000 for replacement of Baralyme® inventory which was returned by our customers as a result of the withdrawal. The Company has replaced Baralyme® returned by its customers with Carbolime®, a carbon dioxide absorption product which continues to be offered for sale by Allied.

During the second quarter of fiscal 2005, the Company recorded an adjustment of $127,912 to reflect an increase in the estimated product withdrawal cost and disposal cost, as more inventory was returned by customers than originally estimated.

During the fourth quarter of fiscal 2005, the Company recorded an adjustment of $1,444 to reflect an increase in the estimated product withdrawal cost and disposal cost, as disposal costs were more than originally estimated. Management does not expect further cash expenditures to be paid in connection with the Baralyme® product withdrawal.

The following table reflects the activities related to the withdrawal of Baralyme® and subsequent suspension of operations at the Stuyvesant Falls, New York facility, and the accrued liabilities in the consolidated balance sheets at June 30, 2005. Changes to previous estimates have been reflected as "Provision adjustments" on the table below in the period the changes in estimates were made.

	Inventory to be disposed of	Severance Pay and Benefits	Product Withdrawal	Total
Provision	$ 200,000	$216,000	$ 184,000	$ 600,000
Cash Expenditures	$(149,677)	$(85,431)	$(119,798)	$(354,906)
Balance at September 30, 2004	$ 50,323	$130,569	$ 64,202	$ 245,094
Cash Expenditures	$ (66,079)	$(87,171)	$(128,479)	$(281,729)
Provision Adjustments	$ 55,756	$ (2,852)	$ 75,008	$ 127,912
Balance at December 31, 2004	$ 40,000	$ 40,546	$ 10,731	$ 91,277
Cash Expenditures	$ (35,732)	$(15,205)	$ (10,731)	$ (61,668)
Provision Adjustments	—	—	—	—
Balance at March 31, 2005	$ 4,268	$ 25,341	$ 0	$ 29,609
Cash Expenditures	$ (5,712)	$(25,341)	$ 0	$ (31,053)
Provision Adjustments	$ 1,444	—	—	$ 1,444
Balance at June 30, 2005	$ 0	$ 0	$ 0	$ 0

In addition to the provisions of the agreement relating to the withdrawal of the Baralyme® product, Abbott has agreed to pay Allied up to $2,150,000 in product development costs to pursue development of a new carbon dioxide absorption product for use in connection with inhalation anesthetics that does not contain potassium hydroxide and does not produce a significant exothermic reaction with currently available inhalation agents. As of June 30, 2005 no amounts have been received, and $22,000 is receivable, as a result of product development activities.

In 2004, Allied's sales of Baralyme® were approximately $2.0 million and contributed approximately $0.6 million in pre-tax earnings and cash flow from operations. The majority of the $5,250,000 Allied is to receive from Abbott will be recognized into income over the eight-year term of the agreement. The net cash flow expected to be realized by Allied under the agreement with Abbott is projected be substantially equivalent to the net cash flow Allied would have expected to realize from continued manufacture and sales of Baralyme® during the initial five years of the period.

Results of Operations

Allied manufactures and markets respiratory products, including respiratory care products, medical gas equipment and emergency medical products. Set forth below is certain information with respect to amounts and percentages of net sales attributable to respiratory care products, medical gas equipment and emergency medical products for the fiscal years ended June 30, 2005, 2004, and 2003.

	Year ended June 30, 2005	
	Net Sales	% of Total Net Sales
	Dollars in thousands	
Respiratory care products	$15,454	27.5%
Medical gas equipment	31,302	55.8%
Emergency medical products	9,364	16.7%
Total	$56,120	100.0%

	Year ended June 30, 2004	
	Net Sales	% of Total Net Sales
Respiratory care products	$15,672	26.5%
Medical gas equipment	33,530	56.7%
Emergency medical products	9,901	16.8%
Total	$59,103	100.0%

	Year ended June 30, 2003	
	Net Sales	% of Total Net Sales
Respiratory care products	$16,385	26.9%
Medical gas equipment	34,497	56.7%
Emergency medical products	9,981	16.4%
Total	$60,863	100.0%

The following table sets forth, for the fiscal periods indicated, the percentage of net sales represented by the various income and expense categories reflected in the Company's consolidated statement of operations.

	Year ended June 30,		
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.3	72.3	76.9
Gross profit	25.7	27.7	23.1
Selling, general and administrative expenses	21.1	21.4	22.3
Income from operations	4.6	6.3	0.8
Interest expense	0.2	1.0	1.4
Other, net	0.0	0.0	0.0
Income (loss) before provision (benefit) for income taxes	4.4	5.3	(0.6)
Provision (benefit) for income taxes	0.2	2.1	(0.3)
Net income (loss)	4.2%	3.2%	(0.3)%

Fiscal 2005 Compared to Fiscal 2004

Net sales for fiscal 2005 of $56.1 million were $3.0 million or 5.1% less than net sales of $59.1 million in fiscal 2004. Domestically, sales decreased by $2.8 million dollars. Internationally, sales decreased by $0.2 million dollars. International business is dependent upon hospital construction projects, and the development of medical facilities in those regions in which the Company operates. Domestic sales include $1.0 million for the recognition into sales of payments resulting from the agreement with Abbott Laboratories, as discussed below.

The overall decrease in net sales for the year is primarily the result of lower customer purchase order releases than in the prior year. Orders for the Company's products for the year ended June 30, 2005 of $58.2 million were $0.9 million or 1.5% lower than orders for the year ended June 30, 2004 of $59.1 million. However, customer purchase order releases were $3.4 million lower than in the prior year, leading to the majority of the decrease in sales for the year. Purchase order release lead times depend on the scheduling practices of the individual customers. The company expects a return to normal release patterns in fiscal 2006.

Orders for the Company's Emergency Products are higher than in the prior year. The Company believes that orders for these products have been favorably impacted by Federal Homeland Security funding for emergency responders. In addition, the Company has reorganized this area replacing a sales manager and two of the three sales specialists. This increase in demand has been offset by decreased demand for the Company's respiratory care products and medical gas equipment. The Company continues to believe that the market for construction products remains weaker than in the prior year. In addition, the demand for respiratory care products has been adversely affected by increased foreign competition. The Company is continuing its active efforts to further reduce the cost to produce its products.

Sales for the year ended June 30, 2005 include $387,500 for the recognition into sales of payments resulting from the agreement with Abbott Laboratories to cease the production and distribution of Baralyme®. Sales for the year ended June 30, 2005 also included recognition as sales of a one-time $600,000 payment from Abbott Laboratories for cost incurred in connection with the withdrawal of Baralyme® from the market, the disposal of such product, and severance payments payable of such withdrawal. In total, domestic sales include $1.0 million for recognition into sales of payments resulting from the agreement with Abbott Laboratories.

Allied continues to sell Carbolime®, a carbon dioxide absorbent with a different formulation than Baralyme®. For the year ended June 30, 2005 the Company had carbon dioxide absorbent sales of Carbolime®, of $2.0 million dollars, compared with $2.4 million for the year ended June 30, 2004.

Respiratory care products sales in fiscal 2005 of $15.5 million were $0.2 million, or 1.3% less than sales of $15.7 million in the prior year. This decrease is primarily attributable to a decline in the sales of the Company's line of homecare products of approximately $0.6 million. The Company's efforts to maintain and increase market share in the homecare market has been hampered by delivery problems in prior years, price competition from foreign sourced products, and ineffective sales and marketing efforts for homecare. The Company has invested the personnel and systems to improve our telemarketing efforts, and continues to emphasize measures to reduce the cost of its products. Reported sales of respiratory care products benefited from the approximately $1.0 million recognized resulting from the agreement to cease the production and distribution of Baralyme®. This was offset by the resulting $0.4 million decrease in the sale of carbon dioxide absorbent products.

Medical gas equipment sales of $31.3 million in fiscal 2005 were $2.2 million, or 6.6% less than prior year levels of $33.5 million. Of this decrease, approximately $1.8 million is from a decrease of shipments of the Company's Construction products. The Company continues to believe that the market for construction products remains weaker than in the prior year, and that the Company has not lost market share in this project driven market. Internationally, sales of Medical gas equipment in fiscal 2005 were $0.1 million greater than in the prior year.

Emergency medical product sales in fiscal 2005 of $9.4 million were $0.5 million or 5.1% less than fiscal 2004 sales of $9.9 million. International sales of Emergency medical products declined by $0.2 million, while domestic sales decreased by $0.3 million. However, orders for the Company's Emergency Products are higher than in the prior year. Orders for Emergency Medical Products increased from $9.2 million in fiscal 2004 to $9.6 in fiscal 2005. The Company believes that orders for these products have been favorably impacted by Federal Homeland Security funding for emergency responders. In addition, the Company has reorganized this area replacing the sales manager and two of the three sales specialists, domestically.

International sales, which are included in the product lines discussed above, decreased $0.2 million, or 2.0%, to $9.7 million in fiscal 2005 compared to sales of $9.9 million in fiscal 2004. As discussed above, the Company's international shipments are dependent on hospital construction projects and the expansion of medical care in those regions. In fiscal 2005, international shipments of medical gas equipment increased by $0.1 million dollars. This was offset by a $0.1 million decrease in the sale of Respiratory care products, and a decrease in sale of Emergency medical products by $0.2 million dollars.

Gross profit in fiscal 2005 was $14.5 million, or 25.7% of sales, compared to a gross profit of $16.4 million, or 27.7% of sales in fiscal 2004. The change in gross profit percentage is primarily attributable to lower absorption rates for fixed cost due to lower sales and production in fiscal 2005 than in the prior year.

Cost of sales for the year ended June 30, 2005 does include approximately $0.7 million in cost incurred in connection with the withdrawal of Baralyme®, including related severance costs. In addition, gross profit for the year ended June 30, 2004 benefited by a $243,248 distribution representing the Company's membership interest in the liquidation of the General American Mutual Holding Company, the Company's former health care benefit provider. During 2005, the Company received a distribution of $47,126, which is included in the Company's gross profit. The Company's gross profit did benefit from an approximately $0.4 million decrease in worker's compensation and property insurance expense due to the improved safety performance of the Company. The Company continues to control cost and actively pursue methods to reduce its cost. The Company invested $0.5 million in capital expenditures in fiscal 2003, $0.6 million in fiscal 2004, and $0.4 million in fiscal 2005 for manufacturing equipment, which continues to decrease production costs and improve efficiencies for several product lines.

Selling, General, and Administrative ("SG&A") expenses for fiscal 2005 were $11.8 million, a decrease of $0.9 million over SG&A expenses of $12.7 million in fiscal 2004. Personnel cost, including salaries and benefits, were approximately $0.6 million lower in fiscal 2005 than in the prior year. This decrease is due to the workforce reduction which occurred in the first quarter of fiscal 2004, as well as reductions in incentive compensation to the Company sales force as a result of lower sales. Insurance costs are approximately $0.2 million lower than in the prior year as a result of lower negotiated insurance rates on product liability insurance. In addition, due to continued strong accounts receivable performance and collection experience, bad debt expense is approximately $0.3 million lower than in the prior year. These savings were partially offset, by approximately $0.2 million in increases in spending covering several areas, including audit fees and consulting.

On July 28th, 2003 the Company announced a workforce reduction of 14 positions from its managerial and administrative staff and 5 positions from its production group. This reduction resulted in severance pay of approximately $73,000, which was paid in the first quarter of fiscal 2004. These payments are reflected in selling, general, and administrative expenses for the year ended June 30, 2004.

Interest expense decreased by $0.5 million, or 83.3%, to $0.1 million in fiscal 2005 from $0.6 million in fiscal 2004. Interest expense has been reduced due to reductions in debt. During Fiscal 2005, debt was reduced from $3.6 million to zero.

The Company had income of $2.4 million before taxes for fiscal 2005, compared to income of $3.1 million before taxes for fiscal 2004. The Company recorded an income tax provision of $0.1 million in fiscal 2005, compared to an income tax provision of $1.3 million in fiscal 2004.

In 2005, the Company realized a tax benefit of $1.1 million from the reversal of deferred tax asset valuation allowances related primarily to tax net operating loss carryforwards acquired in 1995 in conjunction with the acquisition of Bicore Monitoring Systems, Inc. The tax laws in 1995 placed restrictions on the use of these net operating loss carryforwards, making it unlikely that the Company would realize the net operating loss carryforwards to offset future taxes. A deferred tax asset and corresponding valuation allowance have not been previously disclosed. The tax laws were changed in 1999, making these net operating loss carryforwards available for utilization on a consolidated basis from that time forward. However, beginning in 1999, the Company was not profitable and could not realize the benefit of these net operating loss carryforwards. The Company reported losses in 1999, 2000, 2002, and 2003. Although the Company did have taxable income in 2001 and 2004, management concluded that this did not represent sufficient positive evidence that the underlying deferred tax assets were more likely than not realizable, based primarily on the significant amount of cumulative losses in prior years and uncertainty of future profitability.

During the fourth quarter of 2005 the Company reviewed its performance during 2004 and 2005, as well as its projections for taxable income in 2006. Due to the Company's return to profitability, the Company reversed deferred tax asset valuation allowances of $1.1 million due to management's conclusion that it was more likely than not that we would realize the underlying deferred tax assets. For further discussion of the Company's income tax calculation please refer to Note 5 of the "Notes to Consolidated Financial Statements" section included in this Form 10-K.

Net income in fiscal 2005 was $2.3 million or $0.30 per basic and $0.29 per diluted earnings per share, an increase of $0.4 million from net income of $1.9 million, or $0.24 per basic and $0.23 per diluted earnings per share in fiscal 2004. In 2005, the weighted number of shares used in the calculation of basic earnings per share was 7,821,943 and the weighted number of shares used in the calculation of diluted earnings per share was 8,080,890. In 2004, the weighted number of shares used in the calculation of basic earnings per share was 7,816,416 and the weighted number of shares used in the calculation of diluted earnings per share was 7,984,761.

Fiscal 2004 Compared to Fiscal 2003

Net sales for fiscal 2004 of $59.1 million were $1.8 million or 3.0% less than net sales of $60.9 million in fiscal 2003. Domestically, sales decreased by $1.1 million dollars. Domestically, sales increased in all regions of the country except in the Company's Eastern Region. Of this $1.1 million decrease in domestic sales, $1.6 million dollars is attributable to the Company's "Eastern Region" (primarily the northeastern United States). The Company believes that this decrease in sales was, in part, due to ineffective performance of our sales organization in that region. The Company has taken action to correct that problem, reorganizing its sales force in that area. The Company does not believe that it has permanently lost market share in that region, and feels that sales in that region should return to normal levels.

Internationally, sales decreased by $0.7 million dollars. International business is dependent upon hospital construction projects, and the development of medical facilities in those regions in which the Company operates. The $0.7 million dollar decrease in international shipments includes a $0.4 million dollar decrease in sales to Latin America, where economic progress has been uneven over the last several years. The Company expects this market to grow in future years. In addition, 2003 sales to the Far East included several construction product projects which did not repeat in 2004. Sales to the Far East declined by approximately $0.3 million in 2004.

Respiratory care products sales in fiscal 2004 of $15.7 million were $0.7 million, or 4.3% less than sales of $16.4 million in the prior year. This decrease is attributable to a decline in the sales of the Company's B&F line of homecare products. The Company has not been able to regain market share lost from delivery problems in prior years. These delivery problems are now rectified, and the Company continues to pursue this market.

Medical gas equipment sales of $33.5 million in fiscal 2004 were $1.0 million, or 2.9% less than prior year levels of $34.5 million. Of this decrease $0.4 million came from a decrease in international business. As discussed above, International business is dependent upon hospital construction projects and the development of medical facilities in those regions in which the Company operates. Domestic sales of Medical gas equipment decreased by $0.6 million, or 2.1%.

Emergency medical product sales in fiscal 2004 of $9.9 million were $0.1 million or 1.0% less than fiscal 2003 sales of $10.0 million. International sales of Emergency medical products declined by $0.2 million, while domestic sales increased by $0.1 million.

International sales, which are included in the product lines discussed above, decreased $0.7 million, or 6.6%, to $9.9 million in fiscal 2004 compared to sales of $10.6 million in fiscal 2003. As discussed above, the Company's international shipments are dependent on hospital construction projects and the expansion of medical care in those regions. In fiscal 2004, international shipments of medical gas equipment decreased by $0.4 million dollars. In addition, sales of Respiratory care products decreased by $0.1 million dollars, and Emergency medical products decreased by $0.2 million dollars.

Gross profit in fiscal 2004 was $16.4 million, or 27.7% of sales, compared to a gross profit of $14.1 million, or 23.1% of sales in fiscal 2003. In fiscal 2004 the Company continued to improve production efficiency and automation. The Company invested $3.7 million in capital expenditures during fiscal 2002, $0.5 million in fiscal 2003, and $0.6 million in fiscal 2004 for manufacturing equipment, which continues to decrease production costs and improve efficiencies for several product lines. In addition, gross profit improved $0.2 million as a result of a distribution representing the Company's membership interest in the liquidation of the General American Mutual Holding Company, the Company's health care benefit provider. These savings were partially offset by an approximately $0.2 million increase in Worker's Compensation insurance, and the decreases to gross margins attributable to lower sales volumes.

Selling, General, and Administrative ("SG&A") expenses for fiscal 2004 were $12.7 million, a decrease of $0.9 million over SG&A expenses of $13.6 million in fiscal 2003. This decrease is the result of two main factors. On July 28th, 2003 the Company announced an immediate workforce reduction of 14 positions from its managerial and administrative staff. SG&A expenses decreased $0.8 million during fiscal 2004 primarily from this staff reduction. The Company's SG&A expenses decreased by $0.3 million as a result of a decrease in the cost of property and casualty insurance. These decreases were partially offset by increases in other SG&A expenses, including a $0.1 million increase in bad debt expense.

The workforce reduction of 14 positions was not part of a formal restructuring plan pursuant to SFAS 146. This reduction was an employee layoff due to declining sales. This workforce reduction did not change either the scope of a business undertaken by Allied Healthcare Products or the manner in which business is conducted. Furthermore, this workforce reduction did not result from a sale or termination of a line of business, the closure of a business location, a change in management structure, or a fundamental reorganization of the company as stated in IAS 37 paragraph 70.

Interest expense decreased by $0.2 million, or 25.0%, to $0.6 million in fiscal 2004 from $0.8 million in fiscal 2003. Interest expense has been reduced due to reductions in debt.

The Company had income of $3.1 million before taxes for fiscal 2004, compared to a loss of $0.4 million before taxes for fiscal 2003. The Company recorded an income tax provision of $1.3 million in fiscal 2004, compared to tax benefit of $0.2 million in fiscal 2003.

Net income in fiscal 2004 was $1.9 million or $0.24 per basic and $0.23 per diluted earnings per share, an increase of $2.1 million from net loss of $0.2 million, or $0.02 per basic and diluted earnings per share in fiscal 2003. In 2004, the weighted number of shares used in the calculation of basic earnings per share was 7,816,416 and the weighted number of shares used in the calculation of diluted earnings per share was 7,984,761. In 2003, the weighted number of shares used in the calculation of basic and diluted earnings per share was 7,813,932.

Financial Condition, Liquidity and Capital Resources

The following table sets forth selected information concerning Allied's financial condition at June 30:

Dollars in thousands	2005	2004	2003
Cash & cash equivalents	$ 318	$ 8	$ 12
Working Capital	$12,250	$10,993	$ 9,445
Total Debt	$ 0	$ 3,612	$10,022
Current Ratio	2.97:1	2.38:1	1.84:1

The Company's working capital was $12.2 million at June 30, 2005 compared to $11.0 million at June 30, 2004. The current portion of long-term debt decreased by $1.2 million, reflecting the reduction in the Company's revolver debt. Accounts payable decreased by $1.0 million during fiscal 2005. Cash and cash equivalents increased by $0.3 million. During fiscal 2005, these increases in working capital were offset by several other changes. Current deferred revenue increased by approximately $0.5 million as a result of the agreement with Abbott. Accounts receivable decreased to $7.2 million at June 30, 2005, down $0.4 million from $7.6 million at June 30, 2004. This decrease is due to a decrease in sales. Accounts receivable as measured in days sales outstanding ("DSO") remained constant at 46 DSO for the current and prior year. Inventory declined by $0.3 million as a result of the Company's inventory reduction programs. The Company's inventory reduction programs involve consistent, detailed management review of order quantities, lead times, safety stocks, inventory levels, and other material planning parameters. These reviews have allowed the Company to better control its inventory levels, resulting in a $2.4 million decrease in inventory over the last three fiscal years. We do not expect these programs to significantly further reduce inventory levels. The current liability for deferred income taxes increased by approximately $0.3 million. Income taxes receivable was reduced by $0.1 million as the Company received a federal tax refund resulting from the carry back of prior year losses.

The Company's working capital was $11.0 million at June 30, 2004 compared to $9.5 million at June 30, 2003. Inventory declined by $1.2 million as a result of the Company's inventory reduction programs. Accounts receivable decreased to $7.6 million at June 30, 2004, down $0.2 million from $7.8 million at June 30, 2003. This decrease in accounts receivable is a result of improvements in collection performance and a decrease in sales. Accounts receivable as measured in days sales outstanding ("DSO") decreased to 46 DSO from 48 DSO the prior year. Income taxes receivable was reduced by $0.3 million as the Company received a federal tax refund resulting from the carry back of prior year losses. Accounts payable increased by $0.9 million during fiscal 2004, as a result of decreased purchases during the fourth quarter of fiscal 2003, from the Company's inventory reduction programs. These reductions in working capital were offset by a reduction in the current portion of long-term debt. The current portion of long-term debt decreased by $4.2 million reflecting the reduction in the Company's revolver debt.

The net increase in cash for the fiscal year ended June 30, 2005 was $0.3 million. The net decrease in cash for the fiscal year ended June 30, 2004 was $3,760. The net increase in cash for the fiscal year ended June 30, 2003 was $11,216. Net cash provided by operating activities was $4.3 million for fiscal 2005. Net cash provided by operating activities was $7.0 million and $2.6 million for fiscal 2004 and 2003, respectively.

Cash flows provided by operating activities for the fiscal year ended June 30, 2005 consisted of a net income of $2.3 million, supplemented by $1.2 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts favorably impacted cash flow from operations by $0.8 million. Cash flow was used to reduce debt and capital lease obligations by $3.6 million and make capital expenditures of $0.4 million.

Cash flows provided by operating activities for the fiscal year ended June 30, 2004 consisted of a net income of $1.9 million, supplemented by $1.3 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts favorably impacted cash flow from operations by $3.8 million. Cash flow was used to reduce debt and capital lease obligations by $6.4 million and make capital expenditures of $0.6 million.

Cash flows provided by operating activities for the fiscal year ended June 30, 2003 consisted of a net loss $0.2 million, which was offset by $1.2 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts favorably impacted cash flow from operations by $1.6 million. Cash flow was used to reduce debt and capital lease obligations by $2.1 million and make capital expenditures of $0.5 million.

On April 24, 2002, the Company entered into a credit facility arrangement with LaSalle Bank National Association (the "Bank"), which was subsequently amended on September 26, 2002. The credit facility provided for total borrowings up to $19.0 million; consisting of up to $15.0 million through a revolving credit facility and up to $4.0 million under a term loan. The entire credit facility accrued interest at prime plus 0.75%. The term loan may be drawn against for capital expenditures during the first six months of the term of the credit facility. Repayment of the term loan began on October 24, 2002, with principal and interest due in equal monthly installments over five years (subject to payment in full at the maturity of the credit facility if that facility is not renewed or extended). The credit facility is collateralized by substantially all of the assets of the Company. The original maturity date of the new facility was April 24, 2005. The credit facility was further amended on September 26, 2003, August 25, 2004, and September 1, 2005 as described below.

The revolving credit facility provided for a borrowing base of 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $7.0 million, subject to reserves as established by the Bank. At June 30, 2005, $9.2 million was available under the revolving credit facility for additional borrowings. The credit facility calls for a 0.25% commitment fee payable quarterly based on the average daily unused portion of the revolving credit facility. The revolving credit facility also provides for a commitment guaranty of up to $5.0 million for letters of credit and requires a per annum fee of 2.50% on outstanding letters of credit. At June 30, 2005 and 2004, the Company had no letters of credit outstanding. Any outstanding letters of credit decreases the amount available for borrowing under the revolving credit facility. The weighted average interest rate on the revolving credit facility was 5.05% and 4.95% for the years ended June 30, 2005 and 2004, respectively.

Under the terms of the amended credit facility, the Company is required to be in compliance with certain financial covenants pertaining to stockholders' equity, capital expenditures and net income. At June 30, 2003, the Company was in violation of its EBITDA (net income after taxes, plus interest expense, income tax expense, and depreciation and amortization) covenant which were waived by the bank in a letter dated on September 26, 2003. On September 26, 2003, the Bank further amended the Company's credit facility. The Bank amended various financial covenants in conjunction with the amended credit facility including a reduction in the required fixed coverage charge ratio and the elimination of the EBITDA covenant. In addition, the outstanding loans under the amended credit facility will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's term loan on real estate from August 1, 2003 to April 24, 2005. Amortization on the real estate term loan shall continue on a five-year schedule with equal monthly payments of $49,685. The real estate term loan will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. The Company also received a waiver from the Bank for its covenant violations pertaining to its EBITDA covenant, which the Company was in default of on June 30, 2003. Additionally, the terms of the new credit facility restrict the Company from the payment of dividends on any class of its stock.

On August 27, 2004, the Bank and the Company agreed to a further amendment of the credit facility. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's term loan on real estate, the Company's revolving credit facility, and term loan on capital expenditures from April 24, 2005 to April 24, 2007. The total available borrowing for the revolving credit facility was reduced from $15 million to $10 million. The entire credit facility was amended to accrue interest at the Bank's prime rate. The prime rate was 6.25% on June 30, 2005. The interest rate on prime rate loans may increase from prime to prime plus 0.75% if the ratio of the Company's funded debt to EBITDA exceeds 1.5. The amended credit facility also provides the Company with a rate of LIBOR plus 2.25%, at the Company's option. The optional LIBOR rate may increase from LIBOR plus 2.25% to LIBOR plus 3.00% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 3.70% at June 30, 2005. Amortization on the real estate term loan was to continue on a five-year schedule with equal monthly payments of $49,685. The real estate loan was retired on September 30, 2004. Amortization on the capital expenditure term loan was to continue on a five-year schedule with equal monthly payments of $50,772. The capital expenditure loan was retired on April 14, 2005.

The credit facility requires lockbox arrangement, which provide for all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with the existence of a Material Adverse Effect (MAE) clause in the credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB's Emerging Issues Task Force Issue 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement." However, the Company does not expect to repay, or be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on the Company's operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox arrangement and the MAE clause. However, the revolving credit facility does not expire or have a maturity date within one year. Additionally, the Bank has not notified the Company of any indication of a MAE at June 30, 2005.

At June 30, 2005 the Company had no aggregate indebtedness, including capital lease obligations, short-term debt and long-term debt.

The Company was in compliance with all of the financial covenants associated with its credit facility at June 30, 2005.

On August 25, 2005, the Board of Directors authorized repurchases of shares of the Company's common stock pursuant to open market transactions in accordance with Rule 10b-18 under the Securities Exchange Act or in privately negotiated block transactions. The authorization permits repurchases from time to time until June 30, 2007 at the discretion of the Chairman of the Board or the President and Chief Executive Officer. The authorization permits up to $1.0 million to be applied to such repurchases. No specific number of shares are sought in connection with the authorization. The Company received the consent of the Bank for this authorized repurchase.

On September 1, 2005, the Bank and the Company agreed to a further amendment of the credit facility. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's revolving credit facility from April 24, 2007 to September 1, 2008. The entire credit facility continues to accrue interest at the Bank's prime rate. The prime rate was 6.50% on September 1, 2005. The interest rate on prime rate loans may increase from prime to prime plus 0.75% if the ratio of the Company's funded debt to EBITDA exceeds 2.5. The amended credit facility also provides the Company with a rate of LIBOR plus 1.75%, at the Company's option. The optional LIBOR rate may increase from LIBOR plus 1.75% to LIBOR plus 2.75% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 3.76% at September 1, 2005.

The following table summarizes the Company's cash obligations at June 30, 2005:

	Payment Due By Period		
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**
Long-Term Debt	—	—	—
Capital Lease Obligations	—	—	—
Operating Leases	$395,746	$220,485	$175,261
Unconditional Purchase Obligations	—	—	—
Other Long-Term Obligations	—	—	—
Total Contractual Cash Obligations	$395,746	$220,485	$175,261

Capital expenditures, net of capital leases, were $0.4 million, $0.6 million and $0.5 million in fiscal 2005, 2004, and 2003, respectively. The Company believes that cash flows from operations and available borrowings under its credit facilities will be sufficient to finance fixed payments and planned capital expenditures of $0.7 million in 2006. Cash flows from operations may be negatively impacted by decreases in sales, market conditions, and adverse changes in working capital.

In the event that economic conditions were to severely worsen for a protracted period of time, we believe that our borrowing capacity under our credit facilities will provide sufficient financial flexibility. The Company would have options available to ensure liquidity in addition to increased borrowing. Capital expenditures, which are budgeted at $0.7 million for the fiscal year ended June 30, 2006, could be postponed. At June 30, 2005, the Company had no bank debt. Based on the Company's current level of debt, and performance, debt would bear interest at the Bank's prime rate. The Company's agreement with the Bank does include provisions for higher interest rates at higher debt levels and different levels of Company performance.

Inflation has not had a material effect on the Company's business or results of operations. The Company makes its foreign sales in dollars and, accordingly, sales proceeds are not affected by exchange rate fluctuations, although the effect on its customers does impact the pace of incoming orders.

Seasonality and Quarterly Results

In past fiscal years, the Company has experienced moderate seasonal increases in net sales during its second and third fiscal quarters (October 1 through March 31) which in turn have affected net income. Such seasonal variations were likely attributable to an increase in hospital equipment purchases at the beginning of each calendar year (which coincides with many hospitals' fiscal years) and an increase in the severity of influenza during winter months.

The following table sets forth selected operating results for the eight quarters ended June 30, 2005. The information for each of these quarters is unaudited, but includes all normal recurring adjustments which the Company considers necessary for a fair presentation thereof. These operating results, however, are not necessarily indicative of results for any future period. Further, operating results may fluctuate as a result of the timing of orders, the Company's product and customer mix, the introduction of new products by the Company and its competitors, and overall trends in the health care industry and the economy. While these patterns have an impact on the Company's quarterly operations, the Company is unable to predict the extent of this impact in any particular period.

	Three months ended,							
	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
	Dollars in thousands, except per share data							
Net sales	$14,184	$14,328	$13,668	$13,940	$15,261	$14,957	$15,077	$13,808
Gross profit	3,899	3,732	3,413	3,407	4,638	4,212	4,108	3,397
Income from operations	1,055	719	356	478	1,547	1157	774	217
Net income	1,513	408	184	236	861	627	384	3
Basic earnings per share	0.19	0.05	0.02	0.03	0.11	0.08	0.05	0.00
Diluted earnings per share	0.19	0.05	0.02	0.03	0.10	0.08	0.05	0.00

Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly amounts will not necessarily equal the total for the year.

Litigation and Contingencies

The Company becomes, from time to time, a party to personal injury litigation arising out of incidents involving the use of its products. More specifically, there have been a number of lawsuits filed against the Company alleging that its aluminum oxygen pressure regulator, marketed under its Life Support Products label, has caused fires that have led to personal injury. The Company believes, based on preliminary findings, that its products did not cause the fires. The Company intends to defend these claims in cooperation with its insurers. Based on the progression of certain cases the Company recorded additional charges to operations during fiscal 2001 for amounts estimated to be payable by the Company under its self-insurance retention for legal costs associated with defending these claims. The Company believes that any potential judgments resulting from these claims over its self-insured retention will be covered by the Company's product liability insurance.

Off Balance Sheet Arrangements

Allied does not have any off balance sheet arrangements.

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 has not had a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company does not have any commitments that are within the scope of FIN No. 45.

In December 2002, the FASB issued SFAS No. 148 ,"Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Adoption of SFAS No. 148 did not have a material impact on the Company's results of operations, financial position or cash flows.

In January 2003, the FASB released FIN No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51", which was subsequently revised in December 2003 (collectively referred to as "FIN 46" or the "Interpretation"). The Interpretation, as revised, clarifies issues regarding the consolidation of entities which may have features that make it unclear whether consolidation or equity method accounting is appropriate. FIN 46 is generally effective in 2003. Adoption of FIN 46 had no impact on the Company, as it is not the beneficiary of any variable interest entities.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 provides guidance on distinguishing between liability and equity instruments and accounting for instruments that have characteristics of both. SFAS No. 150 requires specific types of freestanding financial instruments to be classified as liabilities including mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 is effective July 1, 2003. Adoption of SFAS No. 150 did not have a material impact on the Company's results of operations, financial position or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 requires the allocation of fixed production overhead costs be based on the normal capacity of the production facilities and unallocated overhead costs recognized as an expense in the period incurred. In addition, other items such as abnormal freight, handling costs and wasted materials require treatment as current period charges rather than a portion of the inventory cost. SFAS No. 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. The Company is currently assessing the impact of the adoption of SFAS No. 151 on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the consolidated financial statements. In addition, the adoption of SFAS No. 123R will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The Company has adopted the modified prospective method beginning July 1, 2005. Based on stock options currently outstanding, the expected gross compensation cost will total $76,659 over the next four fiscal years.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

At June 30, 2005, the Company did not have any debt outstanding. The revolving credit facility, capital expenditure and real estate loan bear an interest rate using the commercial bank's "floating reference rate" or LIBOR as the basis, as defined in the loan agreement, and therefore is subject to additional expense should there be an increase in market interest rates.

The Company had no holdings of derivative financial or commodity instruments at June 30, 2005. Allied Healthcare Products has international sales; however these sales are denominated in U.S. dollars, mitigating foreign exchange rate fluctuation risk.

Item 8. ***Financial Statements and Supplementary Data***

The following described consolidated financial statements of Allied Healthcare Products, Inc. are included in response to this item:

Reports of Independent Registered Public Accounting Firms.

Consolidated Statement of Operations for the fiscal years ended June 30, 2005, 2004 and 2003.

Consolidated Balance Sheet for the fiscal years ended June 30, 2005 and 2004.

Consolidated Statement of Changes in Stockholders' Equity for the fiscal years ended June 30, 2005, 2004 and 2003.

Consolidated Statement of Cash Flows for the fiscal years ended June 30, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements.

Schedule of Valuation and Qualifying Accounts and Reserves for the years ended June 30, 2005, 2004 and 2003.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders Allied Healthcare Products, Inc.

We have audited the accompanying consolidated balance sheet of Allied Healthcare Products, Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. In connection with our audit of the consolidated financial statements, we also have audited the related financial statement schedule of valuation and qualifying accounts and reserves for the years ended June 30, 2005 and 2004. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Healthcare Products, Inc. and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule referred to above, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

RubinBrown LLP

St. Louis, Missouri
August 12, 2005, except for Notes 3 and 13, as to
which the date is September 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Allied Healthcare Products, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Allied Healthcare Products, Inc. and its subsidiaries at June 30, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index represents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

St. Louis, Missouri
September 26, 2003

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended June 30,		
	2005	2004	2003
Net sales	$56,120,150	$59,103,313	$60,863,358
Cost of sales	41,669,290	42,748,342	46,809,726
Gross profit	14,450,860	16,354,971	14,053,632
Selling, general and administrative expenses	11,843,037	12,660,358	13,550,592
Income from operations	2,607,823	3,694,613	503,040
Other expenses:			
Interest expense	123,076	550,158	830,838
Other, net	42,604	8,378	41,135
	165,680	558,536	871,973
Income (loss) before provision (benefit) for income taxes	2,442,143	3,136,077	(368,933)
Provision (benefit) for income taxes	100,779	1,261,424	(211,374)
Net income (loss)	$ 2,341,364	$ 1,874,653	$ (157,559)
Basic income (loss) per share:	$ 0.30	$ 0.24	$ (0.02)
Diluted income (loss) per share:	$ 0.29	$ 0.23	$ (0.02)
Weighted average shares outstanding — Basic	7,821,943	7,816,416	7,813,932
Weighted average shares outstanding — Diluted	8,080,890	7,984,761	7,813,932

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED BALANCE SHEET

	June 30, 2005	June 30, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 317,775	$ 8,256
Accounts receivable, net of allowances of $565,000 and $585,000, respectively	7,215,799	7,598,969
Inventories, net	10,775,550	11,095,171
Income tax receivable	—	130,548
Other current assets	168,431	127,127
Total current assets	18,477,555	18,960,071
Property, plant and equipment, net	11,308,866	11,999,927
Goodwill	15,979,830	15,979,830
Other assets, net	330,969	88,867
Total assets	$ 46,097,220	$ 47,028,695
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,110,599	$ 3,125,593
Current portion of long-term debt	—	1,245,484
Deferred income taxes	711,416	389,644
Deferred revenue	465,000	—
Other accrued liabilities	2,940,763	3,206,603
Total current liabilities	6,227,778	7,967,324
Deferred income taxes	—	242,478
Deferred revenue	1,007,500	—
Long-term debt	—	2,366,076
Commitments and contingencies (Notes 4 and 9)		
Stockholders' equity:		
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	—	—
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,133,069 shares issued and 7,829,577 shares outstanding at June 30, 2005 and 10,121,924 shares issued and 7,818,432 shares outstanding at June 30, 2004	101,331	101,220
Additional paid-in capital	47,109,143	47,041,493
Retained earnings	12,382,896	10,041,532
Less: treasury stock, at cost; 2,303,492 shares at June 30, 2005 and 2004 respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	38,861,942	36,452,817
Total liabilities and stockholders' equity	$ 46,097,220	$ 47,028,695

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, June 30, 2002	$101,175	$47,030,549	$ 8,324,438	$(20,731,428)	$34,724,734
Net loss for the year ended June 30, 2003	—	—	(157,559)	—	(157,559)
Balance, June 30, 2003	101,175	47,030,549	8,166,879	(20,731,428)	34,567,175
Issuance of common stock	45	10,944	—	—	10,989
Net income for the year ended June 30, 2004	—	—	1,874,653	—	1,874,653
Balance, June 30, 2004	101,220	47,041,493	10,041,532	(20,731,428)	36,452,817
Issuance of common stock	111	67,650	—	—	67,761
Net income for the year ended June 30, 2005	—	—	2,341,364	—	2,341,364
Balance, June 30, 2005	$101,331	$47,109,143	$12,382,896	$(20,731,428)	$38,861,942

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended June 30,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 2,341,364	$ 1,874,653	$ (157,559)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,152,891	1,306,571	1,168,326
Stock based compensation	67,761	—	—
Provision for doubtful accounts	36,611	181,489	36,569
Deferred income taxes	(188,493)	1,209,753	268,771
Changes in operating assets and liabilities:			
Accounts receivable	346,559	(41,481)	902,474
Inventories	319,621	1,179,801	925,949
Income tax receivable	130,548	261,711	353,636
Other current assets	(41,304)	22,868	13,515
Accounts payable	(1,014,994)	932,876	(1,234,085)
Deferred revenue	1,472,500	—	—
Other accrued liabilities	(265,840)	97,622	357,008
Net cash provided by operating activities	4,357,224	7,025,863	2,634,604
Cash flows from investing activities:			
Capital expenditures	(436,145)	(630,548)	(524,450)
Net cash used in investing activities	(436,145)	(630,548)	(524,450)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	—	1,799,966
Proceeds from issuance of common stock	—	10,989	—
Payment of long-term debt	(2,366,076)	(2,246,236)	(763,104)
Payment of capital lease obligations	—	—	(192,425)
Borrowings under revolving credit agreements	57,930,212	57,628,047	63,069,229
Payments under revolving credit agreements	(59,175,696)	(61,791,875)	(66,012,604)
Net cash used in financing activities	(3,611,560)	(6,399,075)	(2,098,938)
Net increase (decrease) in cash and equivalents	309,519	(3,760)	11,216
Cash and cash equivalents at beginning of year	8,256	12,016	800
Cash and cash equivalents at end of year	$ 317,775	$ 8,256	$ 12,016
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 131,394	$ 566,571	$ 830,228
Income taxes	$ 693,650	$ 138,581	$ 9,375

See accompanying Notes to Consolidated Financial Statements.

ALLIED HEALTHCARE PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Allied Healthcare Products, Inc. (the "Company" or "Allied") is a manufacturer of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including post-acute care facilities, home health care and trauma care. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by Allied are described below.

Use of estimates

The policies utilized by the Company in the preparation of the consolidated financial statements conform to accounting principles generally accepted in the United States of America, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and intercompany balances are eliminated.

Reclassifications

Certain financial statement amounts have been reclassified to conform to the current year presentation.

Revenue recognition

Revenue is recognized for all sales, including sales to agents and distributors, at the time products are shipped and title has transferred, provided that a purchase order has been received or a contract executed, there are not uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is reasonably assured. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses. Additionally, it is the Company's practice to include revenues generated from freight billed to customers in net sales with corresponding freight expense included in cost of sales in the consolidated statement of operations.

The sales price is fixed by Allied's acceptance of the buyer's firm purchase order. The sales price is not contingent, or subject to additional discounts. Allied's standard shipment terms are "F.O.B. shipping point" as stated in Allied's Terms and Conditions of Sale. The customer is responsible for obtaining insurance for and bears the risk of loss for product in-transit. Additionally, sales to customers do not include the right to return merchandise without the prior consent of Allied. In those cases where returns are accepted, product must be current and restocking fees must be paid by the respective customer. A provision has been made for estimated sales returns and allowances. These estimates are based on historical analysis of credit memo data and returns.

Allied does not provide installation services for its products. Most products shipped are ready for immediate use by the customer. The Company's in-wall medical system components, central station pumps and compressors, and headwalls do require installation by the customer. These products are typically purchased by a third-party contractor who is ultimately responsible for installation services. Accordingly, the customer purchase order or contract does not require customer acceptance of the installation prior to completion of the sale transaction and revenue recognition. Allied's standard payment terms are net 30 days from the date of shipment, and payment is specifically not subject to customer inspection of acceptance, as stated in Allied's Terms and Conditions of Sale. The buyer becomes obligated to pay Allied at the time of shipment. Allied requires credit applications from its customers and performs credit reviews to determine the creditworthiness of new customers. Allied requires letters of credit, where warranted, for international transactions. Allied also protects its legal rights under mechanics lien laws when selling to contractors.

Allied does offer limited warranties on its products. The standard warranty period is one year; however, most claims occur within the first six months. The related liability resulting from these transactions is not significant. The Company's cost of providing warranty service for its products for the year ended June 30, 2005 and June 30, 2004 was $53,718 and $82,809, respectively.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. Book cash overdrafts on the Company's disbursement accounts totaling $639,403 are included in accounts payable at June 30, 2004.

Foreign currency transactions

Allied has international sales which are denominated in U.S. dollars, the functional currency for these transactions.

Accounts receivable and concentrations of credit risk

Accounts receivable are recorded at the invoiced amount. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses based on past experience and an analysis of current amounts due, and historically such losses have been within management's expectations. The Company's customers can be grouped into three main categories: medical equipment distributors, construction contractors and health care institutions. At June 30, 2005 the Company believes that it has no significant concentration of credit risk.

Inventories

Inventories are stated at the lower of cost, determined using the last-in, first-out ("LIFO") method, or market. If the first-in, first-out method (which approximates replacement cost) had been used in determining cost, inventories would have been $1,238,678 and $1,087,952 higher at June 30, 2005 and 2004, respectively. Changes in the LIFO reserve are included in cost of sales. Cost of sales were reduced by $136,255, $319,742, and $270,226 in fiscal 2005, 2004, and 2003 respectively, as a result of LIFO liquidations. Costs in inventory include raw materials, direct labor and manufacturing overhead.

Inventory is recorded net of a reserve for obsolete and excess inventory which is determined based on an analysis of inventory items with no usage in the preceding year and for inventory items for which there is greater than two years' usage on hand. The reserve for obsolete and excess inventory was $1,253,853 and $1,742,490 at June 30, 2005 and 2004, respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 35 years. Properties held under capital leases are recorded at the present value of the non-cancelable lease payments over the term of the lease and are amortized over the shorter of the lease term or the estimated useful lives of the assets. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures, which improve an asset or extend its estimated useful life, are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Goodwill

At June 30, 2005 and 2004, the Company has goodwill of $15,979,830, resulting from the excess of the purchase price over the fair value of net assets acquired in business combinations. During fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS No. 142, the Company ceased amortizing goodwill on July 1, 2001.

The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. The annual impairment test did not indicate a further impairment of goodwill at June 30, 2005 or June 30, 2004.

Allied operates as one reporting unit and prepares its annual goodwill impairment test in that manner. None of our product lines constitute a business, as that term is defined in Emerging Issues Task Force (EITF) Issue 98-3. Most of our products are produced in one facility, and we do not produce separate financial statements for any part of our business. The goodwill impairment test is performed at June 30th of each year.

The results of these annual impairment reviews are highly dependent on management's projection of future results of the Company and there can be no assurance that at the time such future reviews are completed a material impairment charge will not be recorded.

Other assets

Other assets are primarily comprised of debt issuance costs. These costs are amortized using the effective interest rate method over the life of the related obligations.

Impairment of long-lived assets

The Company evaluates impairment of long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss will be recognized. No impairment losses of long-lived assets or identifiable intangibles were recorded by the Company for fiscal years ended June 30, 2005 and 2004.

Fair value of financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and debt. The carrying amounts for cash, accounts receivable and accounts payable approximate their fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value due to the notes bearing interest at a variable rate.

Income taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax provision is determined using the liability method, whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Research and development costs

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses for the years ended June 30, 2005, 2004 and 2003 were $682,793, $627,822 and $577,278 respectively.

Earnings per share

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are based on the sum of the weighted averaged number of shares of common stock and common stock equivalents outstanding during the year. The weighted average number of basic shares outstanding for the years ended June 30, 2005, 2004 and 2003 was 7,821,943, 7,816,416 and 7,813,932 shares, respectively. The weighted average number of diluted shares outstanding for the years ended June 30, 2005, 2004 and 2003 was 8,080,890, 7,984,761 and 7,813,932 shares, respectively. The dilutive effect of the Company's employee and director stock option plans are determined by use of the treasury stock method. Employee and director stock option plans are not included as common stock equivalents for earnings per share purposes in fiscal 2003 as the impact on the number of shares outstanding would have been anti-dilutive.

Employee stock-based compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board No. (APB) 25, "Accounting for Stock Issued to Employees". Under APB 25, the Company applies the intrinsic value method of accounting. The Company has not recognized compensation expense at the grant date for options granted because the Company grants options at a price equal to market value at the time of grant. SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes the recognition of compensation expense based on the fair value of options determined on the grant date. However, SFAS No. 123 grants an exception that allows companies currently applying APB 25 to continue using that method. The Company has elected to continue applying the intrinsic value method under APB 25. For the year ended June 30, 2005, the Company recognized $67,761 of compensation expense related to the modification of stock options held by a member of the Company's board of directors.

The fair value of options granted (which is amortized over the option vesting period in determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option-pricing model. For options granted during the fiscal years ended June 30, 2005, 2004 and 2003, the assumptions utilized in the Black-Scholes option-pricing model included an expected option life of 10 years, risk-free interest rates ranging from 2.43% to 4.20%, volatility ranging from 46% to 52% and no dividend yield. The weighted average fair value of options granted was \$4.57, \$2.97 and \$1.58 for the years ended June 30, 2005, 2004 and 2003, respectively. The following table shows stock-based compensation expense included in net income and pro forma stock-based compensation expense, net income/(loss) and earnings per share had the Company elected to record compensation expense based on the fair value of options at the grant date for the fiscal years ended June 30, 2005, 2004, and 2003:

	Year ended June 30		
	2005	2004	2003
Net income (loss), as reported	$2,341,364	$1,874,653	$(157,559)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	40,657	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted since July 1, 1995, net of related tax effects	(49,966)	(65,295)	(158,000)
Proforma net income (loss)	$2,332,055	$1,809,358	$(315,559)
Earnings (loss) per share:			
Basic — as reported	$ 0.30	$ 0.24	$ (0.02)
Basic — pro forma	$ 0.30	$ 0.23	$ (0.04)
Diluted — as reported	$ 0.29	$ 0.23	$ (0.02)
Diluted — pro forma	$ 0.29	$ 0.23	$ (0.04)

New accounting standards

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 has not had a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company does not have any commitments that are within the scope of FIN No. 45.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Adoption of SFAS No. 148 did not have a material impact on the Company's results of operations, financial position or cash flows.

In January 2003, the FASB released FIN No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51", which was subsequently revised in December 2003 (collectively referred to as "FIN 46" or the "Interpretation"). The Interpretation, as revised, clarifies issues regarding the consolidation of entities which may have features that make it unclear whether consolidation or equity method accounting is appropriate. FIN 46 is generally effective in 2003. Adoption of FIN 46 had no impact on the Company, as it is not the beneficiary of any variable interest entities.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 provides guidance on distinguishing between liability and equity instruments and accounting for instruments that have characteristics of both. SFAS No. 150 requires specific types of freestanding financial instruments to be classified as liabilities including mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 is effective July 1, 2003. Adoption of SFAS No. 150 did not have a material impact on the Company's results of operations, financial position or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 requires the allocation of fixed production overhead costs be based on the normal capacity of the production facilities and unallocated overhead costs recognized as an expense in the period incurred. In addition, other items such as abnormal freight, handling costs and wasted materials require treatment as current period charges rather than a portion of the inventory cost. SFAS No. 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. The Company is currently assessing the impact of the adoption of SFAS No. 151 on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the consolidated financial statements. In addition, the adoption of SFAS No. 123R will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The Company has adopted the modified prospective method beginning July 1, 2005. Based on stock options currently outstanding, the expected gross compensation cost will total $76,659 over the next four fiscal years.

3. Financing

Long-term debt consisted of the following at June 30:

	2005	2004
Unsubordinated debt		
Notes payable to bank or other financial lending institution:		
Term loan on real estate — principal of $49,685 due monthly with remaining balance due April 24, 2007 (retired September 2004)	$—	$ 1,439,156
Revolving credit facility — aggregate revolving commitment of $10,000,000; principal due at maturity on September 1, 2008	—	40,000
Term loan on capital expenditures — principal of $50,772 due monthly with remaining balance due on April 24, 2007 (retired April 2005)	—	2,132,404
	—	3,611,560
Less — Current portion of long-term debt	—	(1,245,484)
	$—	$ 2,366,076

On April 24, 2002, the Company entered into a credit facility arrangement with LaSalle Bank National Association (the "Bank"), which was subsequently amended on September 26, 2002. The credit facility provided for total borrowings up to $19.0 million; consisting of up to $15.0 million through a revolving credit facility and up to $4.0 million under a term loan. The entire credit facility accrued interest at prime plus 0.75%. The term loan may be drawn against for capital expenditures during the first six months of the term of the credit facility. Repayment of the term loan began on October 24, 2002, with principal and interest due in equal monthly installments over five years (subject to payment in full at the maturity of the credit facility if that facility is not renewed or extended). The credit facility is collateralized by substantially all of the assets of the Company. The original maturity date of the new facility was April 24, 2005. The credit facility was further amended on September 26, 2003 August 25, 2004, and September 1, 2005, as described below.

The revolving credit facility provided for a borrowing base of 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $7.0 million, subject to reserves as established by the Bank. At June 30, 2005, $9.2 million was available under the revolving credit facility for additional borrowings. The credit facility calls for a 0.25% commitment fee payable quarterly based on the average daily unused portion of the revolving credit facility. The revolving credit facility also provides for a commitment guaranty of up to $5.0 million for letters of credit and requires a per annum fee of 2.50% on outstanding letters of credit. At June 30, 2005 and 2004, the Company had no letters of credit outstanding. Any outstanding letters of credit decreases the amount available for borrowing under the revolving credit facility. The weighted average interest rate on the revolving credit facility was 5.05% and 4.95% for the years ended June 30, 2005 and 2004, respectively.

Under the terms of the amended credit facility, the Company is required to be in compliance with certain financial covenants pertaining to stockholders' equity, capital expenditures and net income. At June 30, 2003, the Company was in violation of its EBITDA (net income after taxes, plus interest expense, income tax expense, and depreciation and amortization) covenant which was waived by the bank in a letter dated on September 26, 2003. On September 26, 2003, the Bank further amended the Company's credit facility. The Bank amended various financial covenants in conjunction with the amended credit facility including a reduction in the required fixed coverage charge ratio and the elimination of the EBITDA covenant. In addition, the outstanding loans under the amended credit facility will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's term loan on real estate from August 1, 2003 to April 24, 2005.

Amortization on the real estate term loan shall continue on a five-year schedule with equal monthly payments of $49,685. The real estate term loan will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. The Company also received a waiver from the Bank for its covenant violations pertaining to its EBITDA covenant, which the Company was in default of on June 30, 2003. Additionally, the terms of the new credit facility restrict the Company from the payment of dividends on any class of its stock.

On August 27, 2004, the Bank and the Company agreed to a further amendment of the credit facility. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's term loan on real estate, the Company's revolving credit facility, and term loan on capital expenditures from April 24, 2005 to April 24, 2007. The total available borrowing under the revolving credit facility was reduced from $15 million to $10 million. The entire credit facility was amended to accrue interest at the Bank's prime rate. The prime rate was 6.25% on June 30, 2005. The interest rate on prime rate loans may increase from prime to prime plus 0.75% if the ratio of the Company's funded debt to EBITDA exceeds 1.5. The amended credit facility also provides the Company with a rate of LIBOR plus 2.25%, at the Company's option. The optional LIBOR rate may increase from LIBOR plus 2.25% to LIBOR plus 3.00% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 3.70% at June 30, 2005. Amortization on the real estate term loan was to continue on a five-year schedule with equal monthly payments of $49,685. The real estate loan was retired on September 30, 2004. Amortization on the capital expenditure term loan was to continue on a five-year schedule with equal monthly payments of $50,772. The capital expenditure loan was retired on April 14, 2005.

The credit facility requires a lockbox arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with the existence of a Material Adverse Effect (MAE) clause in the credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB's EITF Issue 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement." The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on the Company's operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox arrangement and the MAE clause. However, the revolving credit facility does not expire or have a maturity date within one year. Additionally, the Bank has not notified the Company of any indication of a MAE at June 30, 2005.

At June 30, 2005 the Company had no aggregate indebtedness, including capital lease obligations, short-term debt and long-term debt.

The Company was in compliance with all of the financial covenants associated with its credit facility at June 30, 2005.

On August 25, 2005, the Board of Directors authorized repurchases of shares of the Company's common stock pursuant to open market transactions in accordance with Rule 10b-18 under the Securities Exchange Act or in privately negotiated block transactions. The authorization permits repurchases from time to time until June 30, 2007 at the discretion of the Chairman of the Board or the President and Chief Executive Officer. The authorization permits up to $1.0 million to be applied to such repurchases. No specific number of shares are sought in connection with the authorization. The Company received the consent of the Bank for this authorized repurchase.

On September 1, 2005, the Bank and the Company agreed to a further amendment of the credit facility. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's revolving credit facility from April 24, 2007 to September 1, 2008. The entire credit facility continues to accrue interest at the Bank's prime rate. The prime rate was 6.50% on September 1, 2005. The interest rate on prime rate loans may increase from prime to prime plus 0.75% if the ratio of the Company's funded debt to EBITDA exceeds 2.5. The amended credit facility also provides the Company with a rate of LIBOR plus 1.75%, at the Company's option. The optional LIBOR rate may increase from LIBOR plus 1.75% to LIBOR plus 2.75% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 3.76% at September 1, 2005.

4. Lease Commitments

The Company leases certain of its equipment under non-cancelable operating lease agreements. Minimum lease payments under operating leases at June 30, 2005 are as follows:

Fiscal Year	Operating Leases
2006	$220,485
2007	154,327
2008	20,934
Total minimum lease payments	$395,746

Rental expense incurred on operating leases in fiscal 2005, 2004, and 2003 totaled $378,820, $397,702 and $378,665 respectively.

5. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2005	2004	2003
Current:			
Federal	$ 234,863	$ 51,671	$(480,145)
State	54,409	—	—
Total current	289,272	51,671	(480,145)
Deferred:			
Federal	(373,900)	902,186	310,145
State	185,407	307,567	(41,374)
Total deferred	(188,493)	1,209,753	268,771
	$ 100,779	$1,261,424	$(211,374)

In 2005, the Company realized a tax benefit of $1.1 million from the reversal of deferred tax asset valuation allowances related primarily to tax net operating loss carryforwards acquired in 1995 in conjunction with the acquisition of Bicore Monitoring Systems, Inc. The tax laws in 1995 placed restrictions on the use of these net operating loss carryforwards, making it unlikely that the Company would realize the net operating loss carryforwards to offset future taxes. A deferred tax asset and corresponding valuation allowance have not been previously disclosed. The tax laws were changed in 1999, making these net operating loss carryforwards available for utilization on a consolidated basis from that time forward. However, beginning in 1999, the Company was not profitable and could not realize the benefit of these net operating loss carryforwards. The Company reported losses in 1999, 2000, 2002, and 2003. Although the Company did have taxable income in 2001 and 2004, management concluded that this did not represent sufficient positive evidence that the underlying deferred tax assets were more likely than not realizable, based primarily on the significant amount of cumulative losses in prior years and uncertainty of future profitability.

During the fourth quarter of 2005 the Company reviewed its performance during 2004 and 2005, as well as its projections for taxable income in 2006. Due to the Company's return to profitability, the Company reversed deferred tax asset valuation allowances of $1.1 million due to management's conclusion that it was more likely than not that the Company would realize the underlying deferred tax assets. At June 30, 2005, the Company has net operating loss carryforwards of approximately $179,000 available to offset future taxable income. These carryforwards begin to expire in the year ended June 30, 2007.

A reconciliation of income taxes, with the amounts computed at the statutory federal rate is as follows:

	2005	2004	2003
Computed tax at federal statutory rate	$ 830,329	$1,066,266	$(125,437)
State income taxes, net of federal tax benefit	307,987	125,355	(78,072)
Change in valuation allowance	(1,061,956)	—	—
Other, net	24,419	69,803	(7,865)
Total	$ 100,779	$1,261,424	$(211,374)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of June 30, 2005 and 2004 are as follows:

	2005		2004	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Current:				
Bad debts	$ 130,000	$ —	$ 190,000	$ —
Prepaid expenses	—	30,000	—	—
Deferred revenue	186,000	—	—	—
Accrued liabilities	475,379	—	428,582	—
Inventory	—	1,472,795	—	1,059,896
Other property basis	—	—	51,670	—
	791,379	1,502,795	670,252	1,059,896
Non Current:				
Depreciation	—	437,846	—	464,751
Other property basis	—	60,400	—	83,041
Intangible assets	59,790	—	74,416	—
Net operating loss carryforward	71,404	—	1,292,137	—
Deferred revenue	403,000	—	—	—
Accrued pension liability	83,448	—	81,808	—
Other	148,391	—	—	81,091
	766,033	498,246	1,448,361	628,883
Valuation Allowance	—	—	(1,061,956)	—
Total deferred taxes	$1,557,412	$2,001,041	$ 1,056,657	$1,688,779

The net long term deferred tax asset of $267,787 is included in other assets in the June 30, 2005 consolidated balance sheet.

6. Retirement Plan

The Company offers a retirement savings plan under Section 401(k) of the Internal Revenue Code to certain eligible salaried employees. Each employee may elect to enter a written salary deferral agreement under which a portion of such employee's pre-tax earnings may be contributed to the plan.

During the fiscal years ended June 30, 2005, 2004 and 2003, the Company made contributions of $239,474, $233,288 and $254,673 respectively.

7. Stockholders' Equity

The Company has established a 1991 Employee Non-Qualified Stock Option Plan, a 1994 Employee Stock Option Plan, and a 1999 Incentive Stock Plan (collectively the "Employee Plans"). The Employee Plans provide for the granting of options to the Company's executive officers and key employees to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 1,800,000 shares of common stock may be granted under the Employee Plans. Options generally become exercisable ratably over a four year period or one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the first or second anniversary of the date granted, except certain options granted under the 1994 Employee Stock Option Plan which become exercisable when the fair market value of the common stock exceeds required levels. The right to exercise the options expires in ten years from the date of grant, or earlier if an option holder ceases to be employed by the Company.

In addition, the Company has established a 1991 Directors Non-Qualified Stock Option Plan and a 1995 Directors Non-Qualified Stock Option Plan (collectively the "Directors Plans"). The Directors Plans provide for the granting of options to the Company's directors who are not employees of the Company to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 250,000 shares of common stock may be granted under the Directors Plans. Options shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of the date granted, except for certain options granted under the 1995 Directors Non-Qualified Stock Option Plan which become exercisable with respect to all of the shares covered thereby one year after the grant date. The right to exercise the options expires in ten years from the date of grant, or earlier if an option holder ceases to be a director of the Company.

A summary of stock option transactions in 2003, 2004 and 2005, respectively, pursuant to the Employee Plans and the Directors Plans is as follows:

	Weighted Average Exercise Price	Shares Subject To Option
June 30, 2002	$ 3.41	796,300
Options Granted	2.66	65,500
Options Exercised	—	—
Options Canceled	7.11	(90,700)
June 30, 2003	$ 2.91	771,100
Exercisable at June 30, 2003		630,475
June 30, 2003	$ 2.91	771,100
Options Granted	4.58	15,500
Options Exercised	2.44	(4,500)
Options Canceled	13.06	(18,850)
June 30, 2004	$ 2.70	763,250
Exercisable at June 30, 2004		680,250
June 30, 2004	$ 2.70	763,250
Options Granted	6.84	6,500
Options Exercised	1.92	(11,145)
Options Canceled	7.35	(16,855)
June 30, 2005	$ 2.64	741,750
Exercisable at June 30, 2005		688,750

The following table provides additional information for options outstanding and exercisable at June 30, 2005.

Options Outstanding

Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price
$1.00-1.99	1,750	3.8 years	$ 1.88
2.00	542,000	4.2 years	2.00
2.01-6.99	161,000	6.7 years	3.44
7.00-7.99	33,000	2.3 years	7.31
8.00-18.50	4,000	0.4 years	18.25
$1.00-18.50	741,750	4.6 years	$ 2.64

Options Exercisable

Range of Exercise Prices	Number	Weighted Average Exercise Price
$1.00-1.99	1,750	$ 1.88
2.00	542,000	2.00
2.01-6.99	108,000	3.36
7.00-7.99	33,000	7.31
8.00-18.50	4,000	18.25
$1.00-18.50	688,750	$ 2.56

See Note 2 for discussion of accounting for stock awards, and related fair value and pro forma income disclosures.

Stockholder Rights Plan

The Board of Directors adopted a Stockholder Rights Plan in 1996 that would permit stockholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios. At June 30, 2005, no common stock has been purchased under this plan.

8. Supplemental Balance Sheet Information

	June 30, 2005	June 30, 2004
Inventories		
Work in progress	$ 561,157	$ 722,894
Component parts	8,746,226	9,170,682
Finished goods	2,722,020	2,944,085
Reserve for obsolete and excess inventory	(1,253,853)	(1,742,490)
	$10,775,550	$11,095,171

	Estimated Useful Life (years)	2005	2004
Property, plant and equipment			
Machinery and equipment	5-10	$ 10,039,203	$ 20,001,361
Buildings	28-35	11,911,730	11,935,298
Land and land improvements	5-7	934,216	934,216
Total property, plant and equipment at cost		22,885,149	32,870,875
Less accumulated depreciation and amortization,		(11,576,283)	(20,870,948)
		$ 11,308,866	$ 11,999,927
Other accrued liabilities			
Accrued compensation expense		$ 1,612,808	$ 1,773,011
Accrued interest expense		2,728	11,046
Accrued income tax		286,779	702,933
Customer deposits		613,646	454,069
Other		424,802	265,544
		$ 2,940,763	$ 3,206,603

9. Commitments and Contingencies

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

The Company has recognized the costs and associated liabilities only for those investigations, claims and legal proceedings for which, in its view, it is probable that liabilities have been incurred and the related amounts are estimable. Based upon information currently available, management believes that existing accrued liabilities are sufficient and that it is not reasonably possible at this time that any additional liabilities will result from the resolution of these matters that would have a material adverse effect on the Company's consolidated results of operations, financial position, or cash flows.

At June 30, 2005, the Company had approximately 412 full-time employees. Approximately 274 employees in the Company's principal manufacturing facility located in St. Louis, Missouri, are covered by a collective bargaining agreement that will expire on May 31, 2006.

10. Segment Information

The Company operates in one segment consisting of the manufacturing, marketing and distribution of a variety of respiratory products used in the health care industry to hospitals, hospital equipment dealers, hospital construction contractors, home health care dealers and emergency medical product dealers. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products. The Company does not have any one single customer that represents more than 10 percent of total sales. Sales by region, and by product, are as follows:

	Sales by Region		
	2005	2004	2003
Domestic United States	$46,442,420	$49,230,985	$50,299,274
Europe	1,650,366	1,248,361	1,245,554
Canada	1,268,172	1,338,115	1,096,953
Latin America	3,543,842	3,170,344	3,606,712
Middle East	546,320	771,378	799,348
Far East	2,008,227	2,651,217	2,888,302
Other International	660,803	692,913	927,215
	$56,120,150	$59,103,313	$60,863,358

	Sales by Product		
	2005	2004	2003
Respiratory care products	$15,453,507	$15,671,960	$16,384,599
Medical gas equipment	31,301,769	33,530,756	34,496,628
Emergency medical products	9,364,874	9,900,597	9,982,131
	$56,120,150	$59,103,313	$60,863,358

11. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for fiscal 2005 and 2004 appears below (all amounts in thousands):

	Three months ended,							
	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Net sales	$14,184	$14,328	$13,668	$13,940	$15,261	$14,957	$15,077	$13,808
Gross profit	3,899	3,732	3,413	3,407	4,638	4,212	4,108	3,397
Income from operations	1,055	719	356	478	1,547	1,157	774	217
Net income	1,513	408	184	236	861	627	384	3
Basic earnings per share	0.19	0.05	0.02	0.03	0.11	0.08	0.05	0.00
Diluted earnings per share	0.19	0.05	0.02	0.03	0.10	0.08	0.05	0.00

Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly amounts will not necessarily equal the total for the year.

12. Baralyme® Agreement

On August 27, 2004, Allied entered into an agreement with Abbott Laboratories ("Abbott") pursuant to which Allied agreed to cease production of its product Baralyme®, and to affect the withdrawal of Baralyme® product held by distributors. The agreement permits Allied to pursue the development of a new carbon dioxide absorbent product. Baralyme®, a carbon dioxide absorbent product, has been used safely and effectively in connection with inhalation anesthetics since its introduction in the 1920s. In recent years, the number of inhalation anesthetics has increased, giving rise to concerns regarding the use of Baralyme® in conjunction with these newer inhalation anesthetics if Baralyme® has been allowed, contrary to recommended practice, to become desiccated. The agreement also provides that, for a period of eight years, Allied will not manufacture, distribute, promote, market, sell, commercialize or donate any Baralyme® product or similar product based upon potassium hydroxide and will not develop or license any new carbon dioxide absorbent product containing potassium hydroxide.

In consideration of the foregoing, Abbott agreed to pay Allied an aggregate of $5,250,000 of which $1,530,000 which was paid on September 30, 2004, and the remainder payable in four equal annual installments of $930,000 due on July 1, 2005 through July 1, 2008. Allied has agreed with Abbott that in the event that it receives approval from the U.S. Food & Drug Administration for the commercial sale of a new carbon dioxide absorbent product not based upon potassium hydroxide prior to January 1, 2008, that Abbott will be relieved of any obligation to fund the $930,000 installment due July 1, 2008.

The initial payment of $1,530,000 from Abbott was received on September 30, 2004. The agreement required Abbott to pay Allied $600,000 for reimbursement of Allied's cost incurred in connection with withdrawal of Baralyme® from the market, the disposal of such product, and severance payments payable as a result of such withdrawal. This payment by Abbott of $600,000 has been included in net sales during the year ended June 30, 2005, in accordance with the FASB's EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The Company is the primary obligor in the arrangement. It has sole authority to determine the method of withdrawal of Baralyme® and discretion in such matters as employee layoffs, disposal methods, and customer communications regarding the sale of replacement products. The costs of executing the withdrawal are the sole responsibility of the Company.

The remaining $4,650,000 of the payments to be received from Abbott, including the $930,000 received on September 30, 2004, and $930,000 received on June 13, 2005, will be recognized into income, as net sales, over the eight-year term of the agreement. Allied has no further obligations under this agreement which would require the Company to repay these amounts or otherwise impact this accounting treatment. During the year ended June 30, 2005 $387,500 was recognized as net sales.

A reconciliation of deferred revenue resulting from the agreement with Abbott, with the amounts received under the agreement, and amounts recognized as net sales is as follows:

	Twelve Months Ended June 30,	
	2005	2004
Beginning balance	$ —	$—
Payment Received from Abbott Laboratories	2,460,000	—
Revenue recognized as net sales	(987,500)	—
	1,472,500	—
Less — Current portion of deferred revenue	(465,000)	—
	$1,007,500	$—

As a result of the agreement with Abbott, Allied has suspended manufacturing operations at its Stuyvesant Falls, New York facility. Costs associated with the withdrawal and suspension of operations at that location, including severance and benefit payments due union employees, have been and will be recorded in accordance with SFAS 146, "Accounting for the Costs Associated with Exit or Disposal Activities".

On September 9, 2004 Allied entered into a Closedown Agreement with the International Chemical Union representing the employees at the Stuyvesant Falls, New York facility. The Company had advised the Union that the plant will be closed and all bargaining unit employees related to such operation would be permanently laid off, no later than October 15, 2004. The collective bargaining agreement expired and was terminated as of the closing date. The Company paid severance to those 12 bargaining unit employees on the active payroll as of August 27, 2004.

During the first quarter of fiscal 2005, the Company recorded a charge to cost of sales of $600,000. This charge included $216,000 for severance payments and fringe benefits for the 12 bargaining unit employees. The charge included $200,000 for the value of Baralyme® inventory in stock and the time of the withdrawal, and associated disposal cost. The charge also included $184,000 for replacement of Baralyme® inventory which was returned by our customers as a result of the withdrawal. The Company has replaced Baralyme® returned by its customers with Carbolime®, a carbon dioxide absorption product which continues to be offered for sale by Allied.

During the second quarter of fiscal 2005, the Company recorded an adjustment of $127,912 to reflect an increase in the estimated product withdrawal cost and disposal cost, as more inventory was returned by customers than originally estimated.

During the fourth quarter of fiscal 2005, the Company recorded an adjustment of $1,444 to reflect an increase in the estimated product withdrawal cost and disposal cost, as disposal costs were more than originally estimated. Management does not expect further cash expenditures to be paid.

The following table reflects the activities related to the withdrawal of Baralyme® and subsequent suspension of operations at the Stuyvesant Falls, New York facility, and the accrued liabilities in the consolidated balance sheets at June 30, 2005. Changes to previous estimates have been reflected as "Provision adjustments" on the table below in the period the changes in estimates were made.

	Inventory to be disposed of	Severance Pay and Benefits	Product Withdrawal	Total
Provision	$ 200,000	$216,000	$ 184,000	$ 600,000
Cash Expenditures	$(149,677)	$(85,431)	$(119,798)	$(354,906)
Balance at Sepember 30, 2004	$ 50,323	$130,569	$ 64,202	$ 245,094
Cash Expenditures	$ (66,079)	$(87,171)	$(128,479)	$(281,729)
Provision Adjustments	$ 55,756	$ (2,852)	$ 75,008	$ 127,912
Balance at December 31, 2004	$ 40,000	$ 40,546	$ 10,731	$ 91,277
Cash Expenditures	$ (35,732)	$(15,205)	$ (10,731)	$ (61,668)
Provision Adjustments	—	—	—	—
Balance at March 31, 2005	$ 4,268	$ 25,341	$ 0	$ 29,609
Cash Expenditures	$ (5,712)	$(25,341)	$ 0	$ (31,053)
Provision Adjustments	$ 1,444	—	—	$ 1,444
Balance at June 30, 2005	$ 0	$ 0	$ 0	$ 0

In addition to the provisions of the agreement relating to the withdrawal of the Baralyme® product, Abbott has agreed to pay Allied up to $2,150,000 in product development costs to pursue development of a new carbon dioxide absorption product for use in connection with inhalation anesthetics that does not contain potassium hydroxide and does not produce a significant exothermic reaction with currently available inhalation agents. As of June 30, 2005 no amounts have been received, and $22,000 is receivable, as a result of product development activities.

In 2004, Allied's sales of Baralyme® were approximately $2.0 million and contributed approximately $0.6 million in pre-tax earnings and cash flow from operations. The majority of the $5,250,000 Allied is to receive from Abbott will be recognized into income over the eight-year term of the agreement. Management believes the net cash flow expected to be realized by Allied under the agreement with Abbott is projected be substantially equivalent to the net cash flow Allied would have expected to realize from continued manufacture and sales of Baralyme® during the initial five years of the period.

13. Subsequent Events

On August 25, 2005, the Board of Directors authorized repurchases of shares of the Company's common stock pursuant to open market transactions in accordance with Rule 10b-18 under the Securities Exchange Act or in privately negotiated block transactions. The authorization permits repurchases from time to time until June 30, 2007 at the discretion of the Chairman of the Board or the President and Chief Executive Officer. The authorization permits up to $1.0 million to be applied to such repurchases. No specific number of shares are sought in connection with the authorization. The Company received the consent of the Bank for this authorized repurchase.

As described in Note 3, the Company amended its credit facility on September 1, 2005.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures.

As required by Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as of the end of the period covered by this report and under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to the certifying officers by others within the Company and its consolidated subsidiaries during the period covered by this report.

(b) Changes in Internal Controls.

There were no changes in the Company's internal controls for financial reporting or other factors during the fourth quarter of the most recent fiscal year that could significantly affect such internal controls. However, in connection with the new rules, the Company has been engaged in the process of further reviewing and documenting its disclosure controls and procedures, including its internal accounting controls. The company may from time to time make changes aimed at enhancing the effectiveness of its disclosure controls and procedures, including its internal controls, to ensure that the Company's systems evolve with its business.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

A definitive proxy statement is expected to be filed with the Securities and Exchange Commission on or about October 14, 2005. The information required by this item is set forth under the caption "Election of Directors", under the caption "Executive Officers", and under the caption Section 16(a) Beneficial Ownership Reporting Compliance in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 11. ***Executive Compensation***

The information required by this item is set forth under the caption "Executive Compensation" in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 13. ***Certain Relationships and Related Transactions***

None

Item 14. ***Principal Accountant Fees and Services***

The information by this item will appear in the section entitled "Audit Fees" included in the Company's definitive Proxy Statement to be filed on or about October 14, 2005, relating to the 2005 Annual Meeting of Shareowners and such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedule, and Reports on Form 8-K***

1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in response to Item 8:

Consolidated Statement of Operations for the years ended June 30, 2005, 2004, and 2003

Consolidated Balance Sheet at June 30, 2005 and 2004

Consolidated Statement of Changes in Stockholders' Equity for the years ended June 30, 2005, 2004 and 2003

Consolidated Statement of Cash Flows for the years ended June 30, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms

2. Financial Statement Schedule

Valuation and Qualifying Accounts and Reserves for the Years Ended June 30, 2005, 2004 and 2003

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits

The exhibits listed on the accompanying Index to Exhibits are filed as part of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED HEALTHCARE PRODUCTS, INC.

By:

/s/ EARL R. REFSLAND

Earl R. Refsland
President and Chief Executive Officer

/s/ DANIEL C. DUNN

Daniel C. Dunn
Vice President, Chief Financial Officer, and Secretary

Dated: September 27, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on September 25, 2005.

Signatures	Title
* John D. Weil	Chairman of the Board
* Earl R. Refsland	President, Chief Executive Officer and Director (principal Executive Officer)
* William A. Peck	Director
* James B. Hickey, Jr.	Director
* Judy Graves.	Director

*By: /s/ EARL R. REFSLAND

Earl R. Refsland
Attorney-in-Fact

* Such signature has been affixed pursuant to the following Power of Attorney.

ALLIED HEALTHCARE PRODUCTS, INC.

RULE 12-09 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts — describe	Deductions — describe	Balance at end of period
For the Year Ended June 30, 2005					
Accounts Receivable Allowances	(585,000)	$ (36,611)		$ 56,611(1)	(565,000)
Inventory Allowance For Obsolescence And Excess Quantities	$(1,742,490)		$ (52,486)(3)	$ 541,123(2)	(1,253,853)
Deferred Tax Asset Valuation Allowance	$(1,061,956)			$1,061,956(4)	—
For the Year Ended June 30, 2004					
Accounts Receivable Allowances	$ (585,000)	$(181,489)		$ 181,489(1)	(585,000)
Inventory Allowance For Obsolescence And Excess Quantities	$(2,324,258)		$(385,451)(3)	$ 967,219(2)	$(1,742,490)
Deferred Tax Asset Valuation Allowance	$(1,061,956)				(1,061,956)
For the Year Ended June 30, 2003					
Accounts Receivable Allowances	$ (560,000)	$ (36,569)		$ 11,569(1)	(585,000)
Inventory Allowance For Obsolescence And Excess Quantities	$(4,812,074)			$2,487,816(2)	$(2,324,258)
Deferred Tax Asset Valuation Allowance	$(1,061,956)				(1,061,956)

(1) Decrease due to bad debt write-offs and recoveries.

(2) Decrease due to disposal of obsolete inventory.

(3) Increase due to inventory revaluation. The other account charged as a result of this revaluation was inventory before reserves. This did not result in a change to our net inventory or net income.

(4) See Note 5 to the consolidated financial statements.